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Exhibit 99.2

Management's Discussion and Analysis

For the year ended December 31, 2007

This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly-owned subsidiaries, as of March 27, 2008, and is intended to supplement and complement Kinross Gold Corporation's audited consolidated financial statements for the year ended December 31, 2007 and the notes thereto. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult Kinross Gold Corporation's audited consolidated financial statements and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the year ended December 31, 2007, as well as our outlook.

This section contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis". In certain instances, references are made to relevant notes in the consolidated financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1     Description of the Business

Kinross Gold Corporation is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of ore, and reclamation of mining properties. Kinross' gold production and exploration activities are carried out principally in the United States, Brazil, Chile and the Russian Federation. The Company had gold production and exploration activities in Canada up until December 21, 2007 when the Porcupine Joint Venture ("PJV") and Musselwhite Joint Venture ("Musselwhite") were sold as part of the Goldcorp asset swap transactions. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

The profitability and operating cash flow of Kinross is affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Kinross is also exposed to fluctuations in currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations, however, many of the factors affecting these risks are beyond the Company's control.

Segment Profile

Each of the Company's significant operating mines is considered to be a separate segment. These are the segments that are reviewed and measured by the Chief Executive Officer as they are financially and operationally significant operations of Kinross.

			Ownership percentage
Operating Segments	Operator	Location	2007	2006	2005

Fort Knox	Kinross	U.S.A.	100%	100%	100%
Round Mountain	Kinross	U.S.A.	50%	50%	50%
Paracatu	Kinross	Brazil	100%	100%	100%
La Coipa	Kinross	Chile	100%	50%	50%
Maricunga	Kinross	Chile	100%	50%	50%
Kettle River	Kinross	U.S.A.	100%	100%	100%
Crixás	AngloGold Ashanti	Brazil	50%	50%	50%
Porcupine Joint Venture	Goldcorp	Canada	0%	49%	49%
Musselwhite	Goldcorp	Canada	0%	32%	32%
Julietta	Kinross	Russian Federation	90%	0%	0%

Page 19    Kinross 2007 annual report

Consolidated Financial and Operating Highlights

(in millions, except ounces, per share amounts,	Years ended December 31,			Change
gold price and cost of sales per equivalent ounce)	2007	2006	2005	2007 vs. 2006		2006 vs. 2005(b)

Gold equivalent ounces – produced(a)	1,589,321	1,476,329	1,608,805	112,992	8%	(132,476)	-8%
Gold equivalent ounces – sold(a)	1,575,940	1,510,836	1,627,675	65,104	4%	(116,839)	-7%
Gold ounces – sold	1,404,880	1,416,797	1,575,267	(11,917)	-1%	(158,470)	-10%
Metal sales	$1,093.0	$905.6	$725.5	$187.4	21%	$180.1	25%
Cost of sales (excludes accretion and reclamation expense, depreciation, depletion and amortization)	$580.3	$481.7	$448.1	$98.6	20%	$33.6	7%
Accretion and reclamation expense	$10.9	$33.5	$56.0	$(22.6)	-67%	$(22.5)	-40%
Depreciation, depletion and amortization	$129.3	$108.3	$167.7	$21.0	19%	$(59.4)	-35%
Impairment of goodwill and property, plant and equipment	$–	$–	$180.6	$–	nm	$(180.6)	nm
Operating earnings (loss)	$226.9	$164.6	$(213.1)	$62.3	38%	$377.7	nm
Net earnings (loss)	$334.0	$165.8	$(216.0)	$168.2	101%	$381.8	nm
Basic earnings (loss) per share	$0.60	$0.47	$(0.63)	$0.13	28%	$1.1	nm
Diluted earnings (loss) per share	$0.59	$0.47	$(0.63)	$0.12	26%	$1.1	nm
Cash flow from operating activities	$341.2	$292.0	$133.7	$49.2	17%	$158.3	118%
Average realized gold price per ounce	$697	$598	$445	$99	17%	$153.0	34%
Cost of sales per equivalent ounce sold	$368	$319	$275	$49	15%	$44.0	16%

(a)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each year. The ratios were 2007 – 51.51:1, 2006 – 52.28:1, 2005 – 60.79:1.
(b)
"nm" means not meaningful.

Consolidated Financial Performance

Kinross recorded net earnings of $334.0 million, or $0.60 per share, for the twelve months ended December 31, 2007, compared with earnings of $165.8 million, or $0.47 per share, in 2006 and a loss of $216.0 million, or $0.63 per share, in 2005. Financial results for 2007 reflect higher prices for gold and silver, with an average realized gold price in 2007 of $697 per ounce, which is 17% higher than the $598 per ounce realized in 2006. Quantities of gold equivalent ounces sold in 2007 increased to 1,575,940 ounces from 1,510,836 gold equivalent ounces sold in 2006, which was a decrease from 1,627,675 gold equivalent ounces sold in 2005.

Operating earnings rose to $226.9 million in 2007 as compared to $164.6 million in 2006 and a loss of $213.1 million in 2005.

While the quantity of gold equivalent ounces sold increased 4% from 2006, the cost of sales increased 15% during the same period, reflecting higher costs for power, fuel, labour and consumables that the Company and the industry are experiencing. Costs at the Company's mines located outside the United States were also higher due to the effects of the weakening U.S. dollar. General and administrative expenses increased to $69.6 million in 2007 from $52.1 million in 2006 and $45.3 million in 2005. Increases in performance-based compensation, higher costs associated with new hires, costs related to the acquisition of Bema Gold Corporation ("Bema"), additional travel and consulting costs, increases in technology costs, and the effects of a strong Canadian dollar compared to the U.S. dollar all contributed to these cost increases. Accretion and reclamation expense decreased to $10.9 million in 2007 from $33.5 million in 2006 and $56.0 million in 2005. The 2006 reclamation expense included a charge of $21.2 million for changes in estimates for reclamation, largely on properties no longer in production. This is in comparison to 2005, when expenses of $46.0 million were recorded related to increases in the fair value estimate of the reclamation liabilities at mines no longer in production.

Earnings in 2007 improved when compared to 2006 due to a 17% higher average realized gold price and the acquisition of Bema, which contributed $17.8 million in earnings. Gains from the disposal of assets and investments contributed $184.6 million to earnings, compared to $47.4 million in 2006 and $6.0 million in 2005. The gains in 2007 include proceeds from the asset purchase and sale with Goldcorp Inc. ("Goldcorp") which contributed $138.3 million, and net gains on the disposal of investments which contributed $28.5 million. Charges related to the decline in the market of value of investments and other assets were $1.3 million in 2007, compared to $10.5 million in 2006 and $4.1 million in 2005.

Depreciation expenses increased in 2007 over 2006 as a result of additions to capital in 2006 and 2007 at all sites and in particular at Fort Knox, Round Mountain, Paracatu, Kettle River and PJV. Impairment charges taken in 2005, particularly at the Fort Knox mine, reduced

Page 20    Kinross 2007 annual report

the cost base of depreciable assets, and increases in the reserves resulted in lower depreciation, depletion and amortization charges in 2006.

There was no impairment of assets or goodwill in 2007 or 2006. Total impairment charges in 2005 of $180.6 million included impairment charges at Fort Knox of $141.8 million, which resulted from a strategic review of the operation in which certain reserves were reclassified to resources, since the Company decided to withdraw from the Ryan Lode project and changes were made to the design of the mine pit. Goodwill and asset impairment testing methodology used in 2007 is the same as that used in 2006 and 2005, using nominal prices and cost assumptions which included the impact of inflation and currency exchange rates. Gold price and other relevant assumptions were based on external market data of forecasts.

During 2007, cash flow from operating activities was $341.2 million, an increase from $292.0 million in 2006. Higher gold prices and higher production were the primary drivers behind the increase in cash flow in 2007, when the Company's average realized gold price was $697 per ounce. The increase in cash flow was partially offset by increases in operating costs, primarily for energy, fuel, labour and consumables. The increase in cash flow from operating activities to $292.0 million in 2006 from $133.7 million in 2005 was the result of a higher average realized gold price of $598 per ounce in 2006 versus $445 per ounce in 2005.

Kinross continues to focus on its strategy of optimizing core assets and disposing of non-core assets in its portfolio of operating mines. During 2007, the acquisition of Bema added the additional 50% of the Maricunga mine in Chile not already owned by Kinross, added the Cerro Casale property in Chile, and provided the Company with a significant, long-term asset in the Russian Federation in the Kupol project. The asset purchase and sale with Goldcorp late in 2007 resulted in the Company acquiring the 50% interest in La Coipa that Kinross did not already own and disposing of its interests in Musselwhite and PJV which were not key strategic assets. Other non-core assets that were disposed of in 2007 included the Lupin mine. During 2006, this strategy resulted in the acquisition of Crown Resources Corporation ("Crown"), owner of the Buckhorn Property in Washington State, United States, near the Company's Kettle River mill, and the disposition of the New Britannia mine, Blanket mine, Aquarius, and George/Goose Lake properties. On January 25, 2008, the Company completed the sale of its interest in OAO Omolon Gold Mining Company, the owner of the Kubaka mine.

Cash used for additions to property, plant and equipment was $601.1 million in 2007, $202.9 million in 2006 and $142.4 million in 2005. The expenditures in 2007 reflect the expansion of operations at Paracatu, building the Kupol mine, development at Kettle River-Buckhorn, Round Mountain expansion and Fort Knox expansion and heap leach engineering. Expenditures on property, plant and equipment were financed largely with cash provided from operating activities, existing cash balances and funds provided from the exercise of warrants and options and the issuance of debt.

Cash and cash equivalents increased to $551.3 million at December 31, 2007, up from $154.1 million at December 31, 2006 and $97.6 million at December 31, 2005. During 2007, long-term debt increased to $564.1 million at December 31, 2007 from the December 31, 2006 balance of $89.9 million.

Reserves

Kinross' proven and probable mineral reserves increased 18.7 million ounces to 46.6 million ounces of gold from 27.9 million ounces at the end of 2006. This increase reflects reserve additions of 17.4 million ounces as a result of the Bema acquisition, other reserve additions of 4.8 million ounces, production depletion of 1.8 million ounces and a net reduction of 1.7 million ounces as a result of the asset purchase and sale with Goldcorp. A higher gold price assumption had a positive impact on the Company's reserve calculations. Reserves at December 31, 2007 were estimated based on a gold price of $550 per ounce, versus $475 per ounce at December 31, 2006.

Page 21    Kinross 2007 annual report

2     Impact of Key Economic Trends

Price of Gold – Three-Year Price Performance

Gold Price History

Source: Reuters

The price of gold is the largest single factor in determining the Company's profitability and cash flow provided from operating activities. Therefore, the financial performance of the Company has been, and is expected to continue to be, closely related to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company's control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold, and macroeconomic factors such as the level of interest rates and inflation expectations. During 2007, the price of gold hit a high of approximately $845 per ounce. The average realized price for the year was $697 per ounce, a 17% increase over the 2006 average price of $598 per ounce. The major influences on the gold price during 2007 were increased investment demand, further producer de-hedging, a weaker U.S. dollar, and lower supply from gold mines.

Page 22    Kinross 2007 annual report

Gold Supply and Demand Fundamentals

Gold Supply

Source: GFMS 2007 Gold Survey

Global gold mine production in 2007 decreased 1.4% from 2006 production, which continues the trend of lower production from 2003 through 2006. Mine supply is not expected to increase in the near future, since production in South Africa continues to decline, and new mines are slow to come into production. Central banks' net sales of gold increased in 2007, as all of the 500 tonne quota allowed by the Washington Agreement among European Central Banks was completely utilized by that group. On the whole, the remaining central bank activity around the world recorded a net purchase of gold, which could bode well for Central Bank activity in the future. Supply from recycled gold declined slightly from 2006 levels, but continued to supply approximately 895 tonnes of material to the market.

Overall, the limited supply of gold to the market has been a positive influence on the price of gold, as mine supply has been flat to falling slightly, and central banks have adhered to their agreement to limit the amount of gold they sell in a given period of time.

Gold Demand

Source: GFMS 2007 Gold Survey

Although gold prices continued to increase in 2007, gold fabrication and jewelry demand increased by 4.8% year over year. This is significant, as the price of gold increased in virtually every consumer market during 2007. Producer de-hedging contributed to the strong demand for gold, as hedging programs continued to be bought back in the market.

Page 23    Kinross 2007 annual report

Gold Investment Demand

Source: Mitsui and Co., USA

Investment demand increased by 57% during 2007 from 1,115 tonnes to 1,755 tonnes. This demand is spread across several different products, including futures exchanges, and Exchange Traded Funds (ETF's) in North America, Europe, Australia, and South Africa. This increase in demand has had a positive influence on the price of gold.

Kinross' Average and Realized Gold Price

Source: London Bullion Marketing Associaton London PM Fix

The Company generally has a "no gold hedge" policy. However, the Company may acquire gold and/or silver hedge or derivative product obligations as a result of an acquisition, or derivatives may be required to enter into such arrangements under various financing arrangements. Although a hedge program can protect the Company against future declines in price, it can also prevent the Company from benefiting from future price increases. During 2007, the Company realized gold prices that were slightly higher than the average market price. Kinross realized slightly lower than the average market prices for gold from 2002 through 2006, as ounces necessary to satisfy gold hedge contracts at prices that were lower than average market prices were delivered into, and recognized in, revenue as the existing hedge contracts were closed out.

Page 24    Kinross 2007 annual report

As a result of the acquisition of Bema in February 2007, the Company acquired a portfolio of hedge contracts for gold and silver related to the Kupol project financing. Otherwise, Kinross is not actively engaged in hedging its exposure to prices for gold or silver.

Inflationary Cost Pressures

The Company's profitability has been negatively impacted by rising development and operating costs with respect to labour, energy and consumables. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company's mines, however, all operations experienced higher fuel costs during 2007, largely attributable to a continuing rise in crude oil prices. Higher oil prices have translated into higher costs for petroleum based expenditures as well, including diesel fuel, lubricants, explosives, tires and transportation. Electricity prices have also increased in recent years as a result of increased demand and higher prices for natural gas used to drive electric generators.

West Texas Intermediate Crude Price History

Source: Reuters

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continually improving the utilization of its assets by extending the life of capital assets and promoting a more efficient use of materials and supplies in general, including concerted efforts to conserve energy.

Exploration, development and operating activities have grown substantially in the mining and resource industries due to the continued strengthening of the gold price and other commodity prices. This has led to higher labour costs due to increased competition for qualified personnel.

Page 25    Kinross 2007 annual report

Currency Fluctuations

Currency Exchange Rate Relative Performance Against U.S. Dollar

Source: Reuters

Changes in currency exchange rates have an impact on the Company's operating costs and capital expenditures, and affect profitability and cash flow. For the Company's non-U.S. operations, which are located in Brazil, Chile and Russia, a portion of their operating costs and capital expenditures are denominated in the local currency. As illustrated in the graph above, the currencies of the countries in which Kinross operates have strengthened against the U.S. dollar; therefore, as those currencies have risen, local costs incurred in those countries, when measured in U.S. dollars, have increased. Since 2004, the Canadian dollar has appreciated by 31%, the Brazilian real by 62%, the Chilean peso by 18%, and the Russian rouble by 20%, as measured against the U.S. dollar. During 2007, the Canadian dollar, Brazilian real, Chilean peso and Russian rouble appreciated 16%, 17%, 6% and 7%, respectively, against the U.S. dollar. Approximately 70% of the Company's expected production in 2008 is forecast to come from operations outside the U.S. and will continue to be exposed to currency exchange rate movements. In order to manage this risk, the Company periodically uses currency hedges for certain currency exposures.

3     2008 Outlook

Kinross expects to produce approximately 1.9 to 2.0 million gold equivalent ounces in 2008. This represents an increase of approximately 20% from 2007 production levels. The forecast reflects the impact of adding production from the Company's three development projects at Paracatu (Brazil), Kupol (Russian Federation), and Kettle River–Buckhorn (USA), all of which are expected to be commissioned during 2008. The increase is expected to be offset in part by reduced production from the mines that were disposed of as a result of the asset swap with Goldcorp and reductions in production at Fort Knox and Round Mountain due to lower grades. Cost of sales per gold equivalent ounce is expected to average between $365 and $375 for the full year 2008. Costs are expected to decrease progressively over the course of the year as the Paracatu, Kupol, and Kettle River-Buckhorn projects are commissioned and total production increases. The weakening of the U.S. dollar against the Canadian dollar, Brazilian real and Chilean peso may continue and, as a result, 2008 operating results and capital expenditures in non-U.S. countries where the Company operates may be negatively impacted.

Page 26    Kinross 2007 annual report

Material assumptions underlying this cost of sales forecast are: a gold price of $700 per ounce; a silver price of $12.85 per ounce; an oil price of $80 per barrel; and 1.75 Brazilian real to the U.S. dollar, 1.00 Canadian dollar to the U.S. dollar, 25 Russian roubles to the U.S. dollar and 530 Chilean pesos to the U.S. dollar.

Capital expenditures are expected to be approximately $685 million in 2008. Of this, approximately $60 million is the result of the deferral of capital expenses for the Paracatu project from 2007 into 2008, and completion of the Fort Knox Project capital expenditure forecast. Approximately $565 million relates to growth initiatives, including $250 million for the expansion project at Paracatu, $100 million for the Kupol project, $27 million for the Kettle River–Buckhorn project, $90 million for the Fort Knox heap leach and Phase 7 expansion, and $98 million for other growth-related projects, including mine development at La Coipa and Round Mountain.

In 2008, general and administrative expenses are expected to be approximately $80 million. The increase over 2007 is primarily due to the impact of a stronger Canadian dollar when compared to the U.S. dollar, since much of the Company's general and administrative costs are denominated in Canadian dollars, and higher personnel costs. Reclamation expenditures in 2008 are expected to increase to approximately $10 million.

Exploration and business development expense is forecast at approximately $60 million in 2008, an increase of $12.7 million over 2007 levels, as efforts continue to extend the mine life at the Company's core operations and look for new opportunities.

Including the proceeds on the issuance of Convertible Senior Notes in January 2008, as discussed in the Liquidity and Capital Resources section, it is expected that the Company's existing cash balances, cash flow from operations and existing credit facilities will be sufficient to fund operations and the exploration, capital and reclamation programs planned for 2008.

4     Strategy

Four-Point Plan

The Company works to realize its core purpose — to lead the world in generating value through mining — by executing against its four-point plan: delivering solid performance from assets; focusing on best talent and best teams; establishing the building blocks for the future; and driving future value.

In 2007, Kinross made significant progress in each of these four areas:

Deliver asset performance

The Company's first priority is to operate safely and responsibly. In 2007, Kinross had a lost-time injury frequency rate of 0.64, approximately one-half the industry average. The Company employs a company-wide environmental management system based on the ISO 14001 standard to manage its environmental performance. In 2007, Kinross continued to make progress in areas such as air and water quality management, reclamation and exploring the use of alternative energy to reduce greenhouse gas emissions.

Kinross had a strong year in terms of delivering business results, producing approximately 1.6 million gold equivalent ounces, an increase of 8% over 2006. Revenue reached $1.1 billion, an increase of 21% over 2006, as Kinross realized an average gold price of $697 per ounce, an increase from $598 per ounce realized the previous year. Net earnings for 2007, which included a one-time gain as a result of the asset swap with Goldcorp, were $334.0 million, compared to earnings of $165.8 million in 2006, and cash flow from operations was $341.2 million, compared to $292.0 million in 2006.

Cost of sales in 2007 was $368 per ounce, an increase from $319 per ounce in 2006, in a year when the price of energy and other consumables rose dramatically for all producers. Cost of sales is expected to decrease in the second half of 2008 as the Company's three new low-cost projects are commissioned and come into production, based on the assumptions regarding metal prices, foreign exchange rates and commodity costs outlined in Section 3.

Page 27    Kinross 2007 annual report

Focus on best talent, best teams

Despite a relative scarcity of technical, mining and engineering talent in the mining industry as a whole, Kinross was successful in 2007 in improving its bench-strength across the Company.

To deepen its leadership potential and strengthen the Kinross team for the long term, the Company improved upon initiatives aimed at providing rigorous performance feedback, career development opportunities, international service experience and supervisory and managerial training opportunities. To strengthen recruitment efforts, Kinross introduced the innovative "Gold Rush" and "Generation Gold" programs targeted at recruiting university students and graduates.

Additionally, a variety of initiatives were developed and implemented to instill discipline in the approach toward: aligning Kinross' culture to the principles of continuous improvement and innovation; fostering, promoting and rewarding high performance behaviour; and optimizing the effectiveness of the regional operating structure. In 2007, Kinross also conducted its second company-wide employee survey.

Establish building blocks for the future

In 2007, Kinross continued to strengthen its systems, management structures, processes and capabilities to unify the organization and to differentiate the Company. The Company upgraded its enterprise-wide financial management and reporting capabilities. It also created and deployed a more systematic process for identifying, ranking and analyzing risks to its business and proactively working to reduce those risks.

To unify and motivate people across the Company to work toward common goals, Kinross developed "The Kinross Way," a statement of beliefs and values. Kinross also launched ten principles that define a progressive, comprehensive approach to corporate responsibility. The Company is producing its first corporate-wide responsibility report (to be released in May 2008) that documents the economic, social, environmental, and ultimately, the human impact of its business in communities where it operates.

In January 2008, the Company successfully completed a $460-million offering of 1.75% convertible senior notes due March 15, 2028, realizing net proceeds of $449.9 million. Kinross is using a portion of the expected net proceeds of the offering to repay debt under its secured term loan facility, and the balance to fund capital expenditures and for general corporate purposes as it enters the final phase of construction for its three development projects that begin production in 2008.

Drive future value

In 2007, Kinross significantly advanced its three low-cost growth projects, streamlined its asset portfolio and improved its future prospects through a more targeted exploration strategy.

The Company made significant progress in advancing its three major growth projects — the Paracatu expansion in Brazil, Kupol in Russia, and Kettle River-Buckhorn in the United States; all of which are targeted to begin production in 2008. In early 2008, Kinross announced a $270-million heap leach and pit expansion project at the Fort Knox mine, which is expected to extend the life of the mine by five years and double life-of-mine production to 2.9 million ounces.

In December 2007, the Company completed an asset swap transaction with Goldcorp, further to which Kinross sold its 31.9% interest in Musselwhite, and its 49% interest in PJV. In exchange, Kinross increased its ownership in the La Coipa mine in northern Chile to 100%, strengthening its presence in Chile further increasing control of the Company's mining operations, and adding $204 million in cash to the Company's balance sheet.

Page 28    Kinross 2007 annual report

In 2007, the Company's gold reserves increased by 67% to 46.6 million ounces at year end, due to the Bema transaction, ongoing exploration initiatives at key mines and new greenfield projects. Kinross also evolved its exploration strategy to focus more on prospecting and greenfield projects while building reserves at existing properties where feasible, including those at or near its key mining operations. At year-end, Kinross had over 25 exploration projects underway in its core mining regions, among them an option agreement with Linear Gold, completed in 2007, to fund a $15-million drilling program in the Chiapas region of Mexico.

5     Developments

Project Updates

Paracatu expansion

The expansion of Paracatu is proceeding on schedule and commissioning is targeted to commence in July 2008. Approximately $225.0 million was spent in 2007 on the project, which is approximately 80% complete. The expansion is expected to increase production to approximately 305,000 to 335,000 ounces in 2008 at an average cost of sales of $390 to $400 per ounce. (Refer to material assumptions in Section 3).

Kupol project

Since the acquisition of Bema in 2007, $191.8 million was spent on the Kupol project, which is approximately 91% complete, with commissioning targeted to commence in May 2008. Kupol is expected to produce approximately 365,000 to 390,000 gold equivalent ounces to Kinross' account in 2008, at an expected cost of $235 to $245 per gold equivalent ounce. (Refer to material assumptions in Section 3).

Kettle River–Buckhorn project

The Kettle River–Buckhorn project is proceeding on schedule and overall physical construction is approximately 80% complete. The Kettle River-Buckhorn project is expected to begin commissioning in October 2008. Expenditures of $43.0 million were made in 2007 on the project, including underground development and minor modifications to the mill at Kettle River. Production is expected to be approximately 25,000 to 30,000 ounces in 2008 at an estimated cost per gold equivalent ounce of $290 to $300. (Refer to material assumptions in Section 3).

Fort Knox project

The Fort Knox project, which consists of the construction of a heap leach facility and expansion of the open pit mine has been approved by the Board of Directors. The heap leach pad will enable Fort Knox to process some lower grade ores currently in stockpiles as well as zones of lower-grade ore that have not yet been mined. The project is expected to extend the mine life from 2013 to 2018 and double life-of-mine production to 2.9 million gold ounces. This project is also expected to reduce the average life of mine cost of sales to approximately $390 per ounce. (Refer to material assumptions in Section 3).

Goldcorp Asset Purchase and Sale

On December 21, 2007, the Company closed the asset swap transaction with Goldcorp pursuant to the purchase and sale agreement dated September 25, 2007. The Company sold its approximate 31.9% interest in Musselwhite and its 49.0% interest in PJV to Goldcorp. In exchange, the Company acquired Goldcorp's 50.0% interest in Compañia Minera Mantos de Oro ("MDO") and received a cash payment of $204.3 million, resulting in a gain of $138.3 million. This gives the Company a 100% interest in MDO which owns and operates the La Coipa mine in northern Chile.

Page 29    Kinross 2007 annual report

Ixhuatan Project Option Agreement

On October 22, 2007, the Company signed a definitive option agreement (the "Option Agreement") with a wholly owned subsidiary of Linear Gold Corp. ("Linear"). The Company paid Linear a $1.0 million fee upon execution of the Option Agreement. Under the terms of the Option Agreement, the Company can earn up to a 70% interest in Linear's Ixhuatan Project, located in Chiapas, Mexico (the "Project"). The Company will fund $15 million of exploration expenditures within a 24-month period, which commenced on October 26, 2007. By making a further cash payment to Linear of $45 million, the Company can earn an initial 60% interest in the project, at which time a 60:40 joint venture will be formed to further develop the project, with the Company as the operator. The Company can further increase its interest in the project to 70% by making an additional payment to Linear of $55 million within 90 days of Kinross' Board of Directors approving the construction and development of a mine based on a NI 43-101 compliant feasibility study. If such a production decision is made by the Company, and the Proven and Probable Gold Reserves and Gold Equivalent Ounce Silver Reserves of the project as referenced in the feasibility study are greater than 2.0 million ounces, the Company will pay an additional fee of up to $15 million to Linear.

Acquisition of Bema Gold Corporation

On February 27, 2007 (the "Acquisition Date"), the Company finalized the acquisition of Bema. As a result, Kinross now owns the 50% interest in Compañia Minera Maricunga ("CMM"), the company that owns the Maricunga mine in Chile that Kinross did not already own, a 75% (less one share) interest in the Kupol mine project and a 90% interest in the Julietta mine, the latter two of which are located in far east Russian Federation. Also included in the acquisition is a 49% interest in the Cerro Casale deposit, a development property in Chile, and an approximately 30% interest in Pamodzi Gold Limited ("Pamodzi"), a public South African company that owns the Petrex mine. Subsequent to December 31, 2007, the shareholders of Pamodzi have authorized the management of Pamodzi to issue additional shares, which will have the impact of diluting Kinross' ownership interest in Pamodzi. Results of operations include acquired properties from the Acquisiton Date.

Acquisition of Crown Resources Corporation

The Company completed the acquisition of Crown on August 31, 2006, and thereby acquired the Buckhorn Property in Washington State, USA. Consideration consisted of 14.6 million Kinross common shares, plus the Company's previous ownership interests in Crown, consisting of 511,640 shares acquired in January 2004 and a $10.0 million convertible debenture issued in May 2005, plus accrued interest, and transaction costs for a total of $219.6 million.

Asset Dispositions

During 2007 and 2006, the Company continued the process of disposing of non-core assets. The most significant transactions were:

Haile Mine Assets

On October 16, 2007, Kinross closed a transaction with Romarco Minerals Inc. ("Romarco"), whereby Romarco acquired the assets and assumed various liabilities of the Haile mine, including among other items, all environmental, mine closure and mine rehabilitation and reclamation liabilities and obligations. In exchange, Kinross has received 5 million common shares of Romarco and Romarco entered into a royalty agreement ("Royalty Agreement") with Kinross, pursuant to which Romarco will pay a royalty to Kinross based on the proven and probable gold reserves identified in a 43-101 compliant report prepared within two years following closing. Under the terms of the Royalty Agreement, Kinross will receive $3 per ounce for proven and probable gold reserves in excess of 1.0 million ounces of gold and will receive $5 per ounce for proven and probable gold reserves in excess of 3.0 million ounces, to a maximum of 5.0 million ounces. The disposition resulted in a gain on sale of $1.4 million.

Page 30    Kinross 2007 annual report

Bell Creek Mine and Mill

The PJV sold the Bell Creek Mine and Mill to Lake Shore Gold Corp. on December 18, 2007, whereby the Company recognized a gain of $7.6 million, net of tax of $nil, reflecting its share of the gain on the sale.

Lupin Mine

On February 28, 2007 a definitive purchase and sale agreement between Kinross and Wolfden Resources Inc. ("Wolfden") was finalized. Kinross sold the Lupin mine in the Territory of Nunavut to Wolfden in exchange for Wolfden assuming certain of the mine's liabilities. Wolfden now owns the mine and the related property. Kinross retired the letters of credit and promissory notes related to reclamation at Lupin. The Company delivered a CAD $3.0 million standby letter of credit to Wolfden and satisfied the terms of the agreement whereby Kinross agreed to reimburse Wolfden for CAD $1.7 million of fuel costs in 2007. Under the terms of the agreement, if the Lupin mill is demolished by Wolfden without restarting the mill, the Kinross letter of credit will be drawn on to help fund the demolition costs. Kinross agreed to pay up to CAD $1.0 million for reclamation and closing of the tailings facility if the mill is restarted, and up to CAD $4.0 million if the mill is not restarted, provided the work is performed before the end of 2008. The agreement also provides that Kinross is to be paid a 1% royalty on future production if the price of gold exceeds $500 per ounce. The disposition resulted in a gain on sale of $6.5 million, which included a provision for potential payments to Wolfden under the agreement.

New Britannia Mine

On December 22, 2006, Kinross sold its 50% interest in the New Britannia mine in Canada to Pegasus Mines Limited ("Pegasus") in exchange for a 19.9% interest in each of Pegasus' joint venture partners, Garson Resources Ltd. and Piper Capital Inc. Fair value of consideration received was estimated to be CAD $5.1 million and a gain of $8.9 million was recorded on the sale. As part of the transaction, Pegasus replaced Kinross' environmental letter of credit of CAD $1.9 million with the Government of Manitoba and issued a CAD $3.9 million letter of credit to the Company in the event that the Government imposes any closure liability or obligation in respect of the New Britannia property onto Kinross. This letter of credit will be increased each anniversary date by an amount equal to the Consumer Price Index for the preceding 12 months. If the mine goes into production, the letter of credit will be returned to Pegasus by Kinross. In addition, the Company has retained a right to purchase 60% of the joint venture assets provided that a feasibility study that identifies a deposit of at least 3.0 million ounces of gold reserves is completed by Pegasus.

Aquarius Property

In May 2006, the Company realized a gain of $0.1 million on the sale of the Aquarius property to St Andrew Goldfields ("St Andrew") in exchange for 100.0 million common shares and 25.0 million common share purchase warrants of St Andrew. In 2005, the property had been written down to approximate sale value.

Katanga

Kinross acquired 35% of the shares of Kinross Forrest Ltd. ("KF Ltd."), a company that was party to a joint venture formed for the purpose of exploiting a mining property in the Democratic Republic of Congo in 2004. During 2005, the Company sold 23.33% of the shares in KF Ltd. to Balloch Resources ("Balloch"), recording a gain of $4.7 million. In 2005, Balloch changed its name to Katanga Mining Ltd. ("Katanga").

On June 27, 2006, the Company received 5,751,500 shares of Katanga in exchange for its 11.67% interest in KF Ltd. On September 8, 2006, Kinross sold the 5,751,500 shares in Katanga through a private placement for proceeds of $31.4 million, resulting in a gain of $31.3 million. See Related party transaction Note 19 for additional details.

Blanket Mine

On July 5, 2006, the Company concluded its sale of the Blanket mine to Caledonia Mining Corporation and recorded a gain on the sale of $2.9 million.

Page 31    Kinross 2007 annual report

Credit Facility

As at December 31, 2007, the Company had in place a three-year revolving credit facility in the amount of $300.0 million, and a five-and-one half year, $200.0 million term loan. The maturity of the revolving credit facility is August 18, 2010. The revolving credit facility supports the Company's liquidity and letters of credit requirements and is secured by the assets of the Fort Knox mine as well as by the shares of various wholly-owned subsidiaries. As at December 31, 2007, the Company had drawn $146.8 million in the form of letters of credit. The five-and-one half year $200.0 million term loan supports the Paracatu expansion project in Brazil. As of December 31, 2007, the Company was in compliance with the credit facility's various covenants.

Adoption of Shareholders' Rights Plan

A shareholders' rights plan (the "Plan") was ratified by the shareholders of the Company at the Company's 2006 annual and special shareholders' meeting. The Plan was adopted to ensure that the Board of Directors and shareholders of the Company have sufficient time to properly evaluate a take-over bid or pursue other alternatives. The Plan is described in greater detail in Note 13 to the accompanying financial statements.

Issue of Convertible Senior Notes

On January 29, 2008, the Company issued $460.0 million aggregate principal amount of 1.75% Convertible Senior Notes (the "Convertible Notes") due March 15, 2028 with a conversion price of $28.48, subject to adjustment. Net proceeds from the transaction after fees and commissions were $449.9 million. Interest on the notes is payable in cash semi-annually. The Convertible Notes are convertible into Kinross common shares at the option of the holder on or after December 15, 2027 at a rate of $28.48 per share of Kinross common stock, subject to adjustment. The Convertible Notes may be converted, at the same conversion rate and at the option of the holder, prior to December 15, 2027 if certain events occur, including Kinross common shares trading at a level greater than 130% of the effective conversion price of the Convertible Notes for any 20 trading days during the 30 consecutive trading day period ending on the last trading day of each calendar quarter ending on or after June 30, 2008. The Convertible Notes are redeemable by the Company, in whole or part, for cash at any time on or before March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders may require Kinross to repurchase the Convertible Notes at a purchase price equal to par plus accrued and unpaid interest, if any, to the repurchase date, on March 15, 2013, March 15, 2018 and March 15, 2023, or upon certain fundamental changes. Subject to certain conditions, Kinross may deliver, in lieu of cash, Kinross common shares, or a combination of cash and Kinross common shares, in satisfaction of the purchase price.

6     Consolidated Results of Operations

Financial and Operating Highlights

	Years ended December 31,			Change(c)
(in millions, except ounces and per share amounts)	2007	2006	2005	2007 vs. 2006			2006 vs. 2005

Gold equivalent ounces – sold(a)	1,575,940	1,510,836	1,627,675	65,104	4%		(116,839)	(7)%
Gold ounces – sold	1,404,880	1,416,797	1,575,267	(11,917)	(1%	)	(158,470)	-10%
Silver ounces – sold	8,793,828	4,864,084	3,185,776	3,929,744	81%		1,678,308	53%
Average realized gold price ($/ounce)	697	598	$445	99	17%		153	34%
Gold sales – revenue	$979.7	$855.6	$702.7	124.1	15%		152.9	22%
Loss on metal derivative contracts(b)	(0.8)	(8.2)	(2.4)	7.4	90%		(5.8)	-242%
Silver sales – revenue	114.1	58.2	25.2	55.9	96%		33.0	131%

Metal sales	$1,093.0	$905.6	$725.5	$187.4	21%		180.1	25%
Operating earnings	$226.9	$164.6	$(213.1)	$62.3	38%		377.7	nm
Net earnings	$334.0	$165.8	$(216.0)	$168.2	101%		381.8	nm
Basic earnings (loss) per share	$0.60	$0.47	$(0.63)	$0.13	28%		1.1	nm
Diluted earnings (loss) per share	$0.59	$0.47	$(0.63)	$0.12	26%		1.1	nm

(a)
Gold equivalent ounces include silver ounces sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each year. The ratios were 2007 – 51.51:1, 2006 – 52.28:1 and 2005 – 60.79:1.
(b)
Gains or losses on purchased gold or silver options, spot deferred contracts or fixed forward contracts as a hedge against falling prices are recorded as revenue from metal sales.
(c)
"nm" means not meaningful.

Page 32    Kinross 2007 annual report

2007 vs. 2006

Gold equivalent ounces sold in 2007 increased to 1,575,940 ounces compared to 1,510,836 ounces in 2006. This is primarily the result of the Bema acquisition which provided the Company with gold equivalent ounces from the additional 50% interest in the Maricunga mine and the 90% interest in the Julietta mine.

Revenue increased to $1,093.0 million from $905.6 million primarily due to a realized gold price that was 17% higher than in 2006, and a 4% increase in the number of gold equivalent ounces sold. The Company realized an average gold price of $697 per ounce in 2007 compared to $598 per ounce in 2006.

Operating earnings increased to $226.9 million in 2007 from $164.6 million in 2006, driven by a higher gold price and increased gold equivalent ounces sold, offset in part by increases in the costs of production.

Charges on investments and other assets related to the decline in market value were $1.3 million in 2007, compared to $10.5 million in 2006. There were no impairment charges related to goodwill or property, plant and equipment in 2007 or 2006.

Net earnings of $334.0 million, or $0.60 per share (basic), were negatively impacted by a tax provision of $73.8 million compared to a tax provision of $25.9 million in 2006. Net gains on the disposal of assets and investments of $184.6 million contributed to improved net earnings in 2007 compared to net gains of $47.4 million recorded in 2006. Investments accounted for under the equity method were acquired in the Bema acquisition and losses related to those investments lowered net earnings by $11.1 million.

General and administrative expenses rose to $69.6 million in 2007 from $52.1 million in 2006 as a result of higher performance-based compensation costs, the appreciation of the Canadian dollar as compared to the U.S. dollar, higher personnel costs, costs related to the Bema acquisition, and additional travel, consulting and technology costs.

2006 vs. 2005

Gold equivalent ounces sold in 2006 were down to 1,510,836 ounces compared to 1,627,675 ounces in 2005. This was primarily the result of reduced output from Kubaka and Kettle River as these operations reduced their mining activites in 2006. These decreases were partially offset by increased sales of gold equivalent ounces at Maricunga, which came into production in late 2005, and increased gold equivalent production at La Coipa.

Revenue increased to $905.6 million from $725.5 million due to a realized gold price that was 34% higher than in 2005, even though sales quantities were down 10%. The Company realized an average gold price of $598 per ounce in 2006 compared to $445 per ounce in 2005.

Operating earnings went from a loss of $213.1 million in 2005 to earnings of $164.6 million in 2006. This performance was driven by higher metal prices and a reduced impairment charge of $nil in 2006 on assets and goodwill, compared to a charge of $180.6 million in 2005.

Net gains on the disposals of assets and investments of $47.4 million in 2006 also contributed to improved operating earnings. Net gains of $6.0 million were recorded in 2005. Net earnings of $165.8 million, or $0.47 per share, were also impacted by a tax provision of $25.9 million, as compared to a recovery of taxes of $12.9 million in 2005, when a loss of $216.0 million, or $0.63 per share, was reported.

General and administrative costs increased to $52.1 million in 2006 from $45.3 million as a result of stock-based compensation expenses, a stronger Canadian dollar and costs associated with new hires.

Page 33    Kinross 2007 annual report

Segment Earnings (Loss)

	Years ended December 31,			2007 vs. 2006			2006 vs. 2005
(in millions)	2007	2006	2005	Change	% Change(f)		Change	% Change(f)

Fort Knox	$77.3	$77.2	$(124.1)	$0.1	0%		$201.3	nm
Round Mountain	105.1	93.7	26.6	11.4	12%		67.1	252%
Paracatu	38.3	26.0	5.4	12.3	47%		20.6	381%
La Coipa	58.7	25.1	(2.4)	33.6	134%		27.5	nm
Maricunga(a)	39.5	22.1	1.7	17.4	79%		20.4	1200%
Kettle River	(8.0)	(4.3)	(4.7)	(3.7)	(86%	)	0.4	9%
Crixás	29.5	26.2	14.7	3.3	13%		11.5	78%
Porcupine Joint Venture(b)	9.1	18.6	(0.9)	(9.5)	(51%	)	19.5	nm
Musselwhite(b)	3.5	(1.2)	(7.7)	4.7	nm		6.5	84%
Julietta(c)	(8.0)	–	–	(8.0)	nm		–	nm
Other operations(d)	(13.5)	(19.8)	3.8	6.3	32%		(23.6)	nm
Corporate(e)	(104.6)	(99.0)	(125.5)	(5.6)	(6%	)	26.5	21%

Total	$226.9	$164.6	$(213.1)	$62.3	38%		$377.7	nm

(a)
Includes results of operations from the additional 50% of the Maricunga mine acquired from Bema on February 27, 2007.
(b)
Segment was sold as of December 21, 2007 as part of the asset purchase and sale agreement with Goldcorp.
(c)
Includes results of operations from the Julietta mine acquired from Bema on February 27, 2007.
(d)
Other operations include the Kubaka mine.
(e)
Corporate and other includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, and other operating costs.
(f)
"nm" means not meaningful.

Results of Operations

Fort Knox (100% ownership and operator) – USA

	Years ended December 31,			2007 vs. 2006			2006 vs. 2005
	2007	2006	2005	Change	% Change		Change	% Change

Operating Statistics
Tonnes ore mined (000's)	20,518	14,514	12,683	6,004	41%		1,831	14%
Tonnes processed (000's)	12,722	13,462	13,050	(740)	(5%	)	412	3%
Grade (grams/tonne)	0.96	0.90	0.90	0.06	7%		–	0%
Recovery	86.6%	85.7%	86.9%	0.9%	1%		(1.2% )	(1%	)
Gold equivalent ounces:							–
Produced	338,459	333,383	329,320	5,076	2%		4,063	1%
Sold	330,977	342,455	320,771	(11,478)	(3%	)	21,684	7%
Financial Data (in millions)							–
Metal sales	$230.0	$208.3	$143.1	$21.7	10%		$65.2	46%
Cost of sales(a)	113.9	102.9	88.1	11.0	11%		14.8	17%
Accretion and reclamation expense	1.1	1.3	1.1	(0.2)	(15%	)	0.2	18%
Depreciation, depletion and amortization	32.2	25.0	34.8	7.2	29%		(9.8)	(28%	)

	82.8	79.1	19.1	3.7	5%		60.0	314%
Exploration	4.4	1.4	0.6	3.0	214%		0.8	133%
Impairment charge	–	–	141.8	–	–		(141.8)	nm
Other	1.1	0.5	0.8	0.6	120%		(0.3)	(38%	)

Segment Earnings (loss)	$77.3	$77.2	$(124.1)	$0.1	0%		$201.3	nm

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(b)
"nm" means not meaningful.

The Company has been operating the Fort Knox mine, located near Fairbanks, Alaska, since it was acquired in 1998.

Page 34    Kinross 2007 annual report

2007 vs. 2006

During 2007 the quantity of ore mined increased 41% over 2006 levels as lower grade ore was stockpiled in 2007, to be used in the heap leach process once the new leach pad is constructed and commissioned. Tonnes of ore processed decreased 5% in 2007 but a higher grade and recovery rate were achieved, due to improved mine sequencing and planning, as compared to 2006. Overall, this resulted in a 2% increase in ounces produced in 2007 compared to 2006. Gold equivalent ounces sold were down 3% from 342,455 ounces in 2006 to 330,977 ounces in 2007. This was primarily due to a shipment of approximately 12,000 ounces late in 2007 that will be recognized in metal sales in the 2008 fiscal year.

Metal sales revenue increased 10% in 2007 when compared to 2006, reflecting a 17% higher realized gold price as compared to 2006, offset in part by a reduction in the quantity of gold equivalent ounces sold. Cost of sales was negatively impacted by higher costs for consumables, including fuel, power and tires. Depreciation, depletion and amortization expense increased due to the Phase 6 expansion coming into production in late 2006. The increase in exploration costs to $4.4 million reflects the increased drilling activity at Fort Knox. Production in 2008 is expected to decrease as compared to 2007 as the expansion production is not expected to come on line until after 2008.

2006 vs. 2005

The quantity of ore processed at Fort Knox remained relatively constant from 2005 through 2006, with stockpiles utilized in 2006 to maintain throughput of the mill. The decrease in the recovery rate from 86.9% in 2005 to 85.7% in 2006, resulted from processing ore from Phase 5, which is a lower recovery ore than the Phase 4 ore processed in 2005. Gold equivalent ounces increased 7% from 2005 levels, and combined with a higher gold price in 2006 resulted in sales revenues increasing 46% to $208.3 million from $143.1 million in 2005.

Cost of sales increases of 17% reflect the fact that more tonnage was mined to extract the same quantity of metal in 2005 and there were higher costs, particularly for electricity, fuel and costs of consumables. Depreciation, depletion and amortization expense was $25.0 million, down 28% from $34.8 million, reflecting the impact of the write down of property, plant and equipment taken in 2005. This decrease was partly offset by increases to the cost base with over $40.0 million in capital expenditures in 2005 and 2006. Exploration spending increased to $1.4 million reflecting continuing efforts to extend the life of the mine.

Round Mountain (50% ownership and operator) – USA

	Years ended December 31,			2007 vs. 2006			2006 vs. 2005
	2007	2006	2005	Change	% Change		Change	% Change

Operating Statistics(b)
Tonnes ore mined (000's)(a)	23,385	21,488	29,002	1,897	9%		(7,514)	(26%	)
Tonnes processed (000's)(a)	36,990	43,436	61,696	(6,446)	(15%	)	(18,260)	(30%	)
Grade (grams/tonne)	0.51	0.65	0.64	(0.14)	(22%	)	0.01	2%
Gold equivalent ounces:
Produced	302,971	335,115	373,947	(32,144)	(10%	)	(38,832)	(10%	)
Sold	300,222	349,497	367,581	(49,275)	(14%	)	(18,084)	(5%	)
Financial Data (in millions)
Metal sales	$208.2	$211.7	$164.0	$(3.5)	(2%	)	$47.7	29%
Cost of sales(c)	94.9	99.4	93.7	(4.5)	(5%	)	5.7	6%
Accretion and reclamation expense	0.6	1.7	1.8	(1.1)	(65%	)	(0.1)	(6%	)
Depreciation, depletion and amortization	6.2	11.9	39.5	(5.7)	(48%	)	(27.6)	(70%	)

	106.5	98.7	29.0	7.8	8%		69.7	240%
Exploration	1.4	5.0	2.4	(3.6)	(72%	)	2.6	108%

Segment earnings	$105.1	$93.7	$26.6	$11.4	12%		$67.1	252%

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

The Company acquired its ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, with the acquisition of Echo Bay Mines Ltd. ("Echo Bay") on January 31, 2003.

Page 35    Kinross 2007 annual report

2007 vs. 2006

The pit expansion in 2006 contributed to an additional 9% of tonnes of ore mined in 2007 compared to 2006. However, the tonnes of ore processed decreased by 15% as remaining stockpiles were used, and the grade declined to 0.51 grams per tonne from 0.65 grams per tonne in 2006 resulting in an overall reduction in gold equivalent ounces produced of 10% from 2006 levels. These factors led to a decrease in gold equivalent ounces sold to 300,222 ounces from 349,497 ounces in 2006.

Despite the 14% decrease in gold equivalent ounces sold, metal sales revenue decreased only 2% to $208.2 million in 2007 as compared to $211.7 million in 2006 due primarily to a 17% increase in realized gold price. Cost of sales in 2007 was down $4.5 million or 5% lower than in 2006 reflecting the lower number of gold equivalent ounces sold, offset in part by higher costs for fuel, price-based royalties, operating materials and labour. Depreciation, depletion and amortization decreased by 48% to $6.2 million in 2007 as reserves were increased, thereby increasing the base upon which the majority of depreciation is calculated. Exploration costs decreased by 72% in 2007 as compared to 2006 as the underground drilling program carried out in 2006 was completed in early 2007. In 2008, production is expected to decrease as the benefits of the expansion efforts will not impact 2008.

2006 vs. 2005

Tonnes of ore mined and processed have declined at Round Mountain as the existing pit has been depleted. The decrease in tonnes processed was reflected in the 10% decrease in gold equivalent ounces produced of 335,115 ounces, from 373,947 ounces in 2005. Gold equivalent ounces were down 5% to 349,497 ounces, but with a higher gold price, revenues increased to $211.7 million, a 29% increase from 2005. Higher costs for energy, primarily in the form of diesel fuel and consumables, resulted in a 6% increase in cost of sales over 2005, despite the lower quantities of ore processed. The decrease in depreciation expense by 70% was related to the increase in the reserves in 2005 which form the basis for depreciation, depletion and amortization changes. Exploration expenditures of $5.0 million were part of the continuing efforts to extend the life of the mine.

La Coipa (100% ownership and operator) – Chile(d)

	Years ended December 31,			2007 vs. 2006			2006 vs. 2005
	2007	2006	2005	Change	% Change		Change	% Change(e)

Operating Statistics
Tonnes ore mined (000's)(a)	3,774	2,751	3,450	1,023	37%		(699)	(20%	)
Tonnes processed (000's)(a)	3,546	5,126	6,496	(1,580)	(31%	)	(1,370)	(21%	)
Grade (grams/tonne)
Gold	1.11	0.95	1.01	0.16	17%		(0.06)	(6%	)
Silver	180.09	94.31	45.07	85.78	91%		49.24	109%
Recovery
Gold	76.1%	79.4%	80.5%	(3.3% )	(4%	)	(1.1% )	(1%	)
Silver	70.2%	64.4%	54.0%	5.8%	9%		10.4%	19%
Gold equivalent ounces(c):
Produced	197,554	155,180	125,991	42,374	27%		29,189	23%
Sold	193,731	154,192	131,051	39,539	26%		23,141	18%
Silver ounces produced (000's)	7,548	4,765	2,547	2,783	58%		2,218	87%
Silver ounces sold (000's)	7,632	4,346	2,856	3,286	76%		1,490	52%
Financial Data (in millions)
Metal sales	$134.7	$94.0	$60.3	$40.7	43%		33.7	56%
Cost of sales(b)	52.1	47.6	45.4	4.5	9%		2.2	5%
Accretion and reclamation expense	1.1	0.9	0.4	0.2	22%		0.5	125%
Depreciation, depletion and amortization	19.6	16.9	15.8	2.7	16%		1.1	7%

	61.9	28.6	(1.3)	33.3	116%		29.9	nm
Exploration	2.7	2.0	1.1	0.7	35%		0.9	82%
Other	0.5	1.5	–	(1.0)	(67%	)	1.5	nm

Segment earnings	$58.7	$25.1	$(2.4)	$33.6	134%		27.5	nm

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each year. The ratios were 2007 – 51.51:1, 2006 – 52.28:1, 2005 – 60.79:1.
(d)
On the closing of the Asset Sale and Purchase Agreement with Goldcorp, the Company obtained the remaining 50% ownership in the La Coipa mine.
(e)
"nm" means not meaningful.

Page 36    Kinross 2007 annual report

The Company acquired its original 50% ownership interest in the La Coipa open pit mine in the acquisition of TVX Gold Inc. ("TVX") on January 31, 2003. In the second quarter of 2006, Goldcorp acquired the 50% interest in the mine from Barrick Gold Corporation ("Barrick"), which in turn had acquired the mine with its purchase of Placer Dome Inc. ("Placer Dome"). On December 21, 2007, the Company completed the asset purchase and sale agreement with Goldcorp whereby the interests in the PJV and Musselwhite were sold and the remaining 50% interest in La Coipa was acquired. Therefore, results of operations of La Coipa reflect Kinross' original 50% interest for the full year in 2007 and the newly acquired 50% from December 22, 2007.

2007 vs. 2006

During 2007, the total tonnes of ore mined increased 37% from 2006 levels due to the Purén pit expansion. Tonnes of ore processed decreased 31% compared to the same period in 2006 due to the need to reduce the rate of processing the higher grade silver-bearing material from the Purén pit. An improved silver grade of 180.09 grams per tonne in 2007 compared to 94.31 grams per tonne in 2006 reflects the high grade obtained from the Purén pit, which was the primary source of ore in 2007 as compared to the La Coipa pit, which was primarily mined in 2006. Overall, the result of higher grade silver and a lower quantity of ore processed was a 27% and 26% increase in gold equivalent ounces produced and sold, respectively, in 2007 as compared to 2006.

The 43% increase in metal sales to $134.7 million in 2007 from $94.0 million in 2006 reflects the increase in gold equivalent ounces sold and a higher realized gold price. Cost of sales increased 9% from 2006 to 2007 due to higher processing costs associated with the Purén pit ore, higher insurance and wage costs and the strengthening of the Chilean peso as compared to the U.S. dollar. Higher depreciation, depletion and amortization costs in 2007 were the result of higher production. The exploration expense increase in 2007 of $0.7 million was primarily due to exploration royalty costs. Levels of production are expected to decrease in 2008 as compared to 2007 as production from the Purén pit declines.

2006 vs. 2005

Gold equivalent production increased 23% from 2005 levels as ore from the Purén deposit came into production at a higher overall grade. With gold equivalent ounces sold increasing 18% to 154,192 ounces and a higher realized gold price, metal sales revenues rose to $94.0 million, up 56% from 2005 revenue of $60.3 million.

Due to higher labour costs, the negative impact of currency exchange rates and high processing costs for Purén ore, total cost of sales was up 5% to $47.6 million. Accretion and reclamation expense increased to $0.9 million reflecting the increased reclamation liability resulting from the mining activity at the Purén pit and the Coipa Norte pit.

Page 37    Kinross 2007 annual report

Crixás (50% ownership; AngloGold Ashanti 50% and operator) – Brazil

	Years ended December 31,			2007 vs. 2006			2006 vs. 2005
	2007	2006	2005	Change	% Change(c)		Change	% Change(c)

Operating Statistics
Tonnes ore mined (000's)(a)	818	790	755	28	4%		35	5%
Tonnes processed (000's)(a)	818	790	755	28	4%		35	5%
Grade (grams/tonne)	7.32	7.98	8.32	(0.66)	(8%	)	(0.34)	(4%	)
Recovery	94.8%	95.3%	95.2%	(0.5% )	(1%	)	0.1%	0%
Gold equivalent ounces:
Produced	91,305	97,009	96,212	(5,704)	(6%	)	797	1%
Sold	95,822	94,986	93,309	836	1%		1,677	2%
Financial Data (in millions)
Metal sales	$66.2	$57.0	$41.5	$9.2	16%		$15.5	37%
Cost of sales(b)	24.9	17.7	14.1	7.2	41%		3.6	26%
Accretion and reclamation expense	0.1	0.2	0.1	(0.1)	(50%	)	0.1	100%
Depreciation, depletion and amortization	9.9	11.2	12.3	(1.3)	(12%	)	(1.1)	(9%	)

	31.3	27.9	15.0	3.4	12%		12.9	86%
Exploration	1.1	1.5	0.3	(0.4)	(27%	)	1.2	400%
Other	0.7	0.2	–	0.5	250%		0.2	nm

Segment earnings	$29.5	$26.2	$14.7	$3.3	13%		$11.5	nm

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
"nm" means not meaningful.

The Company acquired its ownership interest in the Crixás underground mine, located in the State of Goias, Brazil, with the acquisition of TVX on January 31, 2003.

2007 vs. 2006

Tonnes of ore mined and processed increased by 4% in 2007 as compared to 2006, however, grade was 8% lower to 7.32 grams per tonne and recovery was 1% lower. This led to an overall decrease in gold equivalent production of 6%.

Metal sales revenue increased by 16% to $66.2 million primarily as a result of a higher realized gold price. Cost of sales increased by 41% to $24.9 million due to higher labour, consumable and equipment maintenance costs, and a 17% appreciation of the Brazilian real against the U.S. dollar. Accretion and reclamation expense and depreciation, depletion and amortization expense remained relatively constant from 2006 to 2007. Exploration costs decreased by $0.4 million in 2007 as compared to 2006. In 2008, production at Crixás is expected to remain at levels consistent with those achieved in 2007.

2006 vs. 2005

Tonnes of ore processed, grades and recovery rates remained relatively constant over 2006 and 2005 with gold equivalent production and sales of 97,009 ounces and 94,986 ounces, respectively. Higher gold prices in 2006 were reflected in a 37% increase in revenue to $57.0 million while cost of sales increased 26% to $17.7 million, the result of higher consumable costs and an 11% appreciation of the Brazilian real against the U.S. dollar. Depreciation, depletion and amortization remained relatively constant year-over-year.

Page 38    Kinross 2007 annual report

Paracatu (100% ownership and operator) – Brazil

	Years ended December 31,			2007 vs. 2006			2006 vs. 2005
	2007	2006	2005	Change	% Change		Change	% Change

Operating Statistics
Tonnes ore mined (000's)	19,883	17,637	17,157	2,246	13%		480	3%
Tonnes processed (000's)	19,285	18,137	16,945	1,148	6%		1,192	7%
Grade (grams/tonne)	0.37	0.38	0.42	(0.01)	(3%	)	(0.04)	(10%	)
Recovery	76.1%	76.8%	78.2%	(0.7% )	(1%	)	(1.4% )	(2%	)
Gold equivalent ounces:
Produced	174,987	174,254	180,522	733	0%		(6,268)	(3%	)
Sold	175,009	173,821	177,806	1,188	1%		(3,985)	(2%	)
Financial Data (in millions)
Metal sales	$121.7	$104.1	$79.0	$17.6	17%		$25.1	32%
Cost of sales(a)	65.2	57.7	50.0	7.5	13%		7.7	15%
Accretion and reclamation expense	0.7	0.9	0.7	(0.2)	(22%	)	0.2	29%
Depreciation, depletion and amortization	13.2	12.5	17.0	0.7	6%		(4.5)	(26%	)

	42.6	33.0	11.3	9.6	29%		21.7	192%
Exploration	0.7	1.5	5.2	(0.8)	(53%	)	(3.7)	(71%	)
Other	3.6	5.5	0.7	(1.9)	(35%	)	4.8	686%

Segment earnings	$38.3	$26.0	$5.4	$12.3	47%		$20.6	381%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, in the acquisition of TVX on January 31, 2003. On December 31, 2004, the Company completed the purchase of the remaining 51% of Paracatu from Rio Tinto Plc.

2007 vs. 2006

As a result of the decision to mine softer ore in late 2006, tonnes of ore mined and processed increased 13% and 6%, respectively, in 2007 when compared to 2006. This increase in the quantity of softer material gave rise to a slightly lower grade of ore and lower recovery rates, but enabled the mine to maintain gold equivalent production and sales at 2006 levels.

Metal sales increased 17% to $121.7 million reflecting a higher average gold price in 2007 as compared to 2006. Cost of sales increased by $7.5 million in 2007 from the prior year to $65.2 million due to higher costs for labour and consumables, and a 17% appreciation of the Brazilian real against the U.S. dollar. Gold production in 2008 is expected to be approximately 75% to 90% higher than in 2007 as the expansion project is completed and production begins.

2006 vs. 2005

Harder ore at lower grades resulted in a 3% decrease in gold equivalent production to 174,254 ounces in 2006, from 180,522 ounces in 2005. Higher gold prices resulted in a 32% increase in revenue even though gold equivalent sales were down by 2%. The appreciation of the Brazilian real, higher production taxes related to the price of gold and higher costs for labour and consumables pushed cost of sales 15% higher than 2005 to $57.7 million. With the Paracatu expansion project underway, exploration efforts were reduced, resulting in a decrease in expenses to $1.5 million from $5.2 million in 2005. Other expenses increased to provide for tax contingencies.

Page 39    Kinross 2007 annual report

Musselwhite (0% ownership; Goldcorp 100% and operator) – Canada(d)

	Years ended December 31,			2007 vs. 2006			2006 vs. 2005
	2007	2006	2005	Change	% Change		Change	% Change(c)

Operating Statistics
Tonnes ore mined (000's)(a)	1,326	1,301	1,390	25	2%		(89)	(6%	)
Tonnes processed (000's)(a)	1,326	1,301	1,477	25	2%		(176)	(12%	)
Grade (grams/tonne)	5.45	5.51	5.46	(0.06)	(1%	)	0.05	1%
Recovery	95.6%	95.4%	95.0%	0.2%	0%		0.4%	0%
Gold equivalent ounces:
Produced	71,229	69,834	79,916	1,395	2%		(10,082)	(13%	)
Sold	67,824	71,405	79,919	(3,581)	(5%	)	(8,514)	(11%	)
Financial Data (in millions)
Metal sales	$47.1	$43.0	$34.9	$4.1	10%		$8.1	23%
Cost of sales(b)	32.6	31.9	26.4	0.7	2%		5.5	21%
Accretion and reclamation expense	0.2	0.2	0.1	–	0%		0.1	100%
Depreciation, depletion and amortization	9.9	10.4	12.5	(0.5)	(5%	)	(2.1)	(17%	)

	4.4	0.5	(4.1)	3.9	780%		4.6	nm
Exploration	0.9	1.7	1.6	(0.8)	(47%	)	0.1	6%
Impairment charge	–	–	2.0	–	nm		(2.0)	nm

Segment earnings (loss)	$3.5	$(1.2)	$(7.7)	$4.7	nm		$6.5	84%

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
"nm" means not meaningful.
(d)
Musselwhite was sold on December 21, 2007 as part of the Asset Purchase and Sale Agreement with Goldcorp.

On December 21, 2007, the Company disposed of its interest in Musselwhite as part of the Asset Sale and Purchase Agreement with Goldcorp. The 2007 results for Musselwhite are from January 1, 2007 through to December 21, 2007.

The Company had originally acquired its 31.9% interest in the Musselwhite underground mine, located in northwestern Ontario, Canada, with the acquisition of TVX on January 31, 2003. In the second quarter of 2006, Goldcorp acquired the 68.1% interest in the mine from Barrick, which had previously acquired the mine in its purchase of Placer Dome.

2007 vs. 2006

Tonnes of ore mined and processed in 2007 were 2% higher than in 2006, and grade and recovery remained relatively constant. This resulted in production of 71,229 gold equivalent ounces, an increase of 2% from 2006 levels. Gold equivalent ounces sold in 2007 were 67,824 or 5% lower than 2006.

In 2007, metal sales increased 10% to $47.1 million from $43.0 million due to a higher average gold price, offset in part by the reduction in gold equivalent ounces sold. Cost of sales remained consistent with only a 2% increase in 2007 as compared to 2006. Accretion and reclamation expense, and depreciation, depletion and amortization expenses remained relatively constant in 2007 as compared to 2006, with a decrease in depreciation, depletion and amortization expenses of 5%.

2006 vs. 2005

Production at Musselwhite was down 13% to 69,384 gold equivalent ounces due to reduced availability of labour and equipment. Revenue increased 23%, a result of a higher realized gold price to $43.0 million from $34.9 million in 2005, even though gold equivalent ounces sold were down 11% from the prior year. Depreciation expense was lower due to an increase in reserves in 2005.

Page 40    Kinross 2007 annual report

Porcupine (0% interest; Goldcorp 100% and operator) – Canada(d)

	Years ended December 31,			2007 vs. 2006			2006 vs. 2005
	2007	2006	2005	Change	% Change		Change	% Change(c)

Operating Statistics
Tonnes ore mined (000's)(a)	24,460	20,348	5,443	4,112	20%		14,905	274%
Tonnes processed (000's)(a)	3,924	4,218	4,266	(294)	(7%	)	(48)	(1%	)
Grade (grams/tonne)	2.47	2.55	2.95	(0.08)	(3%	)	(0.40)	(14%	)
Recovery	94.2%	92.5%	92.6%	1.7%	2%		(0.1% )	(0%	)
Gold equivalent ounces:
Produced	144,062	156,735	183,976	(12,673)	(8%	)	(27,241)	(15%	)
Sold	136,005	161,196	179,585	(25,191)	(16%	)	(18,389)	(10%	)
Financial Data (in millions)
Metal sales	$93.3	$97.5	$80.8	$(4.2)	(4%	)	$16.7	21%
Cost of sales(b)	66.9	59.9	50.7	7.0	12%		9.2	18%
Accretion and reclamation expense	1.7	2.0	11.8	(0.3)	(15%	)	(9.8)	(83%	)
Depreciation, depletion and amortization	10.3	11.8	14.8	(1.5)	(13%	)	(3.0)	(20%	)

	14.4	23.8	3.5	(9.4)	(39%	)	20.3	580%
Exploration	5.1	4.9	3.5	0.2	4%		1.4	40%
Other	0.2	0.3	0.9	(0.1)	(33%	)	(0.6)	(67%	)

Segment earnings (loss)	$9.1	$18.6	$(0.9)	$(9.5)	(51%	)	$19.5	nm

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
"nm" means not meaningful.
(d)
The Porcupine Joint Venture was sold on December 21, 2007 as part of the Asset Sale and Purchase Agreement with Goldcorp.

On December 21, 2007, the Company disposed of its interest in the PJV as part of the asset purchase and sale agreement with Goldcorp. The 2007 results for PJV are from January 1, 2007 through to December 21, 2007.

The Company had formed the PJV on July 1, 2002, with a wholly-owned subsidiary of Placer Dome. The formation of the joint venture combined the two companies' gold mining operations in the Porcupine district of Timmins, Ontario. In the second quarter of 2006, Goldcorp acquired the 51% interest in the joint venture from Barrick which, in turn, had acquired its interest in its purchase of Placer Dome.

2007 vs. 2006

Tonnes of ore mined at PJV in 2007 increased 20% over 2006 levels, however, tonnes processed were 7% lower due to ongoing operating problems. Grade was 3% lower and recovery was 2% higher in 2007 when compared to 2006. This resulted in an overall decrease in gold equivalent ounces produced to 144,062 ounces, which is an 8% decrease from 2006. Gold equivalent ounces sold were 16% lower in 2007 as compared to 2006 as a result of lower gold production.

Due to the reduction in gold equivalent ounces sold in 2007, metal sales were 4% lower than in 2006, even with a higher realized gold price. Cost of sales rose 12% in 2007 compared to the prior year, a result of a strengthening Canadian dollar as compared to the U.S. dollar, and higher costs for energy and consumables. Accretion and reclamation expense was $0.3 million lower, and depreciation, depletion and amortization decreased $1.5 milllion in 2007 when compared to 2006.

2006 vs. 2005

Gold equivalent production was down 15% as the mine transitioned activities from the Dome pit to the lower grade Pamour pit as planned. Lower production levels at lower grades resulted in a 10% decline in gold equivalent ounces sold to 161,196 ounces in 2006 from 179,585 ounces in 2005. Despite the decrease, revenue increased 21% due to higher gold prices. Cost of sales was negatively impacted by the 6% appreciation of the Canadian dollar relative to the U.S. dollar, plus higher energy and consumable costs. Accretion and reclamation expenses were down to $2.0 million from $11.8 million in 2005 due to an additional charge taken in 2005. Exploration costs of $4.9 million were up slightly from 2005 as efforts continued to expand reserves and resources.

Page 41    Kinross 2007 annual report

Maricunga (100% ownership and operator; 2006 – 50% ownership and operator) – Chile(d)

	Years ended December 31,			2007 vs. 2006			2006 vs. 2005
	2007	2006	2005	Change	% Change(e)		Change	% Change(c)

Operating Statistics(c)(d)
Tonnes ore mined (000's)(a)	14,333	14,832	5,800	(499)	(3%	)	9,032	156%
Tonnes processed (000's)(a)	13,691	14,721	5,800	(1,030)	(7%	)	(8,921)	154%
Grade (grams/tonne)	0.73	0.70	0.83	0.03	4%		0.13	(16%	)
Gold equivalent ounces:
Produced	205,750	116,868	30,580	88,882	76%		86,288	282%
Sold	204,922	115,198	30,575	89,724	78%		84,623	277%
Financial Data (in millions)
Metal sales	$144.6	$69.7	$14.6	$74.9	107%		55.1	377%
Cost of sales(b)	91.7	39.3	9.6	52.4	133%		29.7	309%
Accretion and reclamation expense	0.3	(1.0)	0.2	1.3	(130%	)	(1.2)	(600%	)
Depreciation, depletion and amortization	11.9	7.0	0.2	4.9	70%		6.8	3400%

	40.7	24.4	4.6	16.3	67%		19.8	430%
Exploration	1.2	1.8	–	(0.6)	(33%	)	1.8	nm
Impairment charge	–	0.5	–	(0.5)	(100%	)	0.5	nm
Other	–	–	2.9	–	nm		(2.9)	(100%	)

Segment earnings	$39.5	$22.1	$1.7	$17.4	79%		$20.4	1200%

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(d)
The results (excluding tonnes ore mined and processed) reflect the Company's 50% ownership up to February 27, 2007 and 100% ownership thereafter.
(e)
"nm" means not meaningful.

Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapo, Chile in 1998. On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga from Bema. Therefore, the Company now reports Maricunga's results from operations on a 100% basis from February 28, 2007. After a suspension of mining activities from 2001 to 2005, the Maricunga mine went into production in the second half of 2005 and achieved its targeted production rate in November 2005. As a result, comparative amounts from 2005 are not meaningful.

2007 vs. 2006

Total tonnes of ore mined at Maricunga decreased 3% in 2007 from 2006 levels. Tonnes processed, however, were down 7% in the same period as a result of weather-related closures in the second and third quarters of 2007 and conveyor repairs, resulting in 16 lost days of production. The Maricunga mine produced 205,750 gold equivalent ounces to Kinross' account in 2007. This is a 76% increase over the prior year due primarily to the acquisition of the remaining 50% of Maricunga from Bema in February of 2007, offset in part by the lost production. On a 50% basis, however, production was lower by 4% when compared to 2006. On a 50% basis, the increase in gold equivalent ounces sold resulting from the acquisition of Bema was offset in part by lower production.

Metal sales revenue increased to $144.6 million from $69.7 million in 2006, because of higher gold prices and the additional ounces sold on Kinross' account due to the acquisition from Bema. On a 100% basis, revenue increased 11%. Cost of sales was also higher on a 100% basis, increasing 12%. Cost of sales increased to $91.7 million in 2007 from $39.3 million in 2006, due to the costs resulting from the addition of production due to the Bema acquisition and the increased cost of consumables. Depreciation, depletion and amortization decreased 6% on a 100% basis from 2006 to 2007 due to increases in the reserves, upon which the depreciation and depletion is determined. Exploration expenses in 2007 were down 33% from 2006 levels as exploration efforts were reduced in 2007. In 2008, production at Maricunga is expected to increase from 2007 levels, primarily due to lost production in 2007 related to poor weather conditions.

Page 42    Kinross 2007 annual report

2006 vs. 2005

The Maricunga mine produced 116,898 gold equivalent ounces in 2006 as a full year of production was achieved, compared to 30,580 gold equivalent ounces in the last few weeks of 2005. Metal sales revenue was $69.7 million on 115,198 gold equivalent ounces, up from $14.6 million in 2005. Cost of sales reflects this increased production and higher costs for energy and consumables. Depreciation, depletion and amortization increased as a result of the mine coming into full production.

In 2005, the mine processed 5.8 million tonnes of ore with an average grade of 0.83 gpt, to produce 30,580 ounces of gold to Kinross' account.

Julietta (90% ownership and operator) – Russia

The Julietta mine was acquired as part of the Bema acquisition and therefore, the results are for the period from February 28, 2007 through December 31, 2007. Gold equivalent production was 63,004 ounces and 71,428 gold equivalent ounces were sold during the ten months ended December 31, 2007. Revenues during the period were $47.2 million and cost of sales was $38.1 million. Accretion expense was $0.2 million, depreciation, depletion and amortization expense was $14.7 million and other net costs of $2.2 million resulted in a loss of $8.0 million.

Kettle River – Buckhorn (100% ownership and operator) – USA

The Kettle River mill in Washington State has been temporarily shut down since November 2005, as all mining activities had been completed. In August 2006, the Buckhorn property was acquired with the purchase of Crown. Efforts are now underway to re-commission the Kettle River mill and mine the Buckhorn property. All permits and approvals that are required to complete the development of the project and commence commercial mining operations at the Buckhorn property have been received. However, certain opponents of the mine have appealed certain permits and approvals. Certain state and local permits, and the State Supplemental Environmental Impact Statement ("State Appeal") have been appealed. Also being appealed are the United States Forest Service's Final Environmental Impact Statement, Record of Decision and Plan of Operations ("Federal Appeal"). These appeals are scheduled to be heard by the Washington State Environmental and Land Use Hearings Board (State Appeal) and the Federal District Court for the Eastern District of Washington (Federal Appeal) in the second quarter of 2008. Any decisions on these appeals can be further appealed.

It is possible that mine opponents could seek injunctions or stays that would prevent the Company from conducting operations under the State or Federal permits. The Company would vigorously oppose any such attempt and believes that reasonable grounds for any such opposition exist. The mine opponents' motion for a preliminary injunction preventing activities on federal ground has already been denied in Federal District Court.

While it would be premature to predict the outcome of these appeals at this stage of the proceedings, the Company will vigorously defend these appeals and believes it has reasonable defenses to the appeals.

There have been no mining activities at Kettle River since the mine was temporarily shut down. In 2005, gold equivalent production was 68,146 ounces. In 2007, limited pillar recovery operations were undertaken at K2 in preparation to place the mine on care and maintenance. Approximately 15,000 contained gold ounces were stockpiled pending resumption of mill operations in conjunction with the Buckhorn mine.

Other Operating Segments

Kubaka (98.1% ownership and operator) – Russian Federation

Kinross held an interest in the Kubaka mine, located in the Magadan Oblast in the far eastern Russian Federation since 1998, and on February 28, 2003 increased its ownership interest to 98.1%.

All mining activity at Kubaka was completed by June 2005, and remaining stockpiles had been processed by the third quarter of 2006. During 2006, materials and supplies inventory was written down by $7.6 million. Kubaka is reported with Other operations for segment reporting purposes.

On January 25, 2008, the Company's wholly-owned subsidiary, Kinam Magadan Gold Corporation ("Kinam Magadan") sold all of its shares in OAO Omolon Gold Mining Company ("Omolon") to OAO Polymetal ("Polymetal"). Omolon's assets included the Kubaka mine and related mining licenses, located in the Magadan region in the far east of the Russian Federation.

Page 43    Kinross 2007 annual report

Exploration and Business Development Expense

	Years ended December 31,			2007 vs. 2006		2006 vs. 2005
(in millions)	2007	2006	2005	$ Change	% Change	$ Change	% Change

Exploration and business development	$47.3	$39.4	$26.6	$7.9	20%	$12.8	48%

2007:    Exploration and business development expenses increased 20% from 2006 to $47.3 million. Of this, $15.0 million was spent on Kinross-owned and operated properties and an additional $9.8 million at non-operated joint venture properties. This contributed to increases in reserves and resources at Maricunga, Fort Knox, Paracatu and La Coipa. The balance of the costs incurred in 2007 were for exploration projects, corporate costs and technical services costs.

Exploration and business development expenditures in 2008 are expected to increase to $60.0 million to ensure that there is a pipeline of projects to replace and build on the reserves and resources by focusing on greenfield exploration and project exploration activities. These exploration expenditures are expected to be allocated 29% to Andean countries, 17% to Brazil, 20% to North America, 14% to the Russian Federation and the balance to corporate exploration activities.

2006:    Exploration and business development expenses increased 48% from 2005 to $39.4 million. Of this, $13.5 million was spent on Kinross-owned properties and an additional $10.1 million at non-operated joint venture properties. This contributed to increases in reserves and resources at Maricunga, Fort Knox, Paracatu, the Porcupine Joint Venture, La Coipa and Crixás.

2005:    Exploration expenditures in 2005 focused primarily on mine exploration. The two highest priorities were the resource expansion project at Paracatu and the pit expansion at Round Mountain. During 2005, the Company spent $5.2 million at Paracatu and $2.4 million at Round Mountain. Exploration expenditures at the other Company-operated mines included $2.3 million at Kubaka, $0.6 million at Fort Knox and $0.4 million at Kettle River–Buckhorn. The Company's share of exploration expenditures at non-operated joint venture properties included $3.5 million at Porcupine, $1.6 million at Musselwhite, $1.1 million at La Coipa and $0.3 million at Crixás.

General and Administrative

	Years ended December 31,			2007 vs. 2006		2006 vs. 2005
(in millions)	2007	2006	2005	$ Change	% Change	$ Change	% Change

General and administrative	$69.6	$52.1	$45.3	$17.5	34%	$6.8	15%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, the Russian Federation, Brazil and Chile.

General and administrative costs increased to $69.6 million in 2007 from $52.1 million in 2006. The increase was primarily due to higher performance-based compensation costs, appreciation of the Canadian dollar to the U.S. dollar, costs related to the Bema acquisition in February, additional travel and consulting fees and higher personnel and technology costs.

Most of the Company's general and administrative expenses are incurred in currencies other than the U.S. dollar, and in particular the Canadian dollar. Therefore, the continued weakening of the U.S. dollar has negatively impacted general and administrative expenses. General and administrative expenses are expected to be approximately $80 million in 2008, primarily due to the stronger Canadian dollar and higher personnel costs.

Increases in general and administrative costs from 2005 to 2006 were primarily the result of increases in stock-based compensation expense, higher personnel costs and appreciation of the Canadian dollar against the U.S. dollar.

Page 44    Kinross 2007 annual report

Impairment of Goodwill and Property, Plant and Equipment

Goodwill

The Company evaluates its carrying value of goodwill at least once each year. The test for impairment of goodwill is discussed further in the "The Carrying Value of Goodwill" in the Critical Accounting Policies and Estimates section below. In both 2007 and 2006, no impairment of goodwill was recorded. During 2005, goodwill impairment totaled $8.7 million, which related to the Musselwhite mine and the Aquarius property. A summary of impairment charges to goodwill is as follows:

	Years ended December 31,
(in millions)	2007	2006	2005

Goodwill Impairment Charges
Musselwhite	$–	$–	$2.0
Aquarius	–	–	6.7

Total	$–	$–	$8.7

Property, Plant and Equipment

The impairment test of property, plant and equipment is a test of recoverability and is conducted if events occur that indicate that an asset's carrying value may be impaired. The test of the carrying value of property, plant and equipment is discussed further in the "The Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other" in the Critical Accounting Policies and Estimates section below. No impairment analysis of property plant and equipment was conducted in 2007 as no events indicated that the carrying value may be impaired. The Company utilized the same methodology as in 2006 and 2005, using nominal prices and cost assumptions, reflecting inflation and currency impacts. The gold price and other relevant assumptions were based on external market data.

The following is a breakdown of the impairments related to property, plant and equipment for the years ended December 31, 2007, 2006 and 2005:

	Years ended December 31,
(in millions)	2007	2006	2005

Property, plant and equipment Impairment Charges
Fort Knox	$–	$–	$141.8
Aquarius – exploration project	–	–	30.1

	$–	$–	$171.9

There were no impairment of property, plant and equipment or goodwill expenses recorded in 2007 or 2006. In 2005, an impairment charge of $141.8 million was recorded at Fort Knox as a result of a strategic review conducted on the Fort Knox operation. The True North and Gil deposits were reclassified from reserves to resources, the Company decided to withdraw from the Ryan Lode project, which previously had been included in reserves, and design changes were made to the Fort Knox pit.

Following the Company's decision to dispose of the Aquarius exploration property in the third quarter of 2005, an impairment charge of $30.1 million was recorded against property, plant and equipment plus a $6.7 million charge against goodwill.

Page 45    Kinross 2007 annual report

Other income (expense) – net

Other income (expense) was $189.6 million in 2007, compared with $27.6 million in 2006 and ($15.1) million in 2005.

	For the year ended December 31,			2007 vs. 2006			2006 vs. 2005
	2007	2006	2005	$ Change	% Change		$ Change	% Change

Impairment of investments and other assets	$(1.3)	$(10.5)	$(4.1)	$9.2	(88%	)	$(6.4)	156%
Gain on sale of assets and investments – net	184.6	47.4	6.0	137.2	289%		41.4	690%
Interest income and other	15.2	$7.1	7.0	8.1	114%		0.1	1%
Interest expense	(6.8)	(6.9)	(6.8)	0.1	(1%	)	(0.1)	1%
Foreign exchange losses	(36.4)	(9.5)	(14.0)	(26.9)	283%		4.5	(32%	)
Non-hedge derivative gains (losses)	34.3	–	(3.2)	34.3	nm		3.2	nm

Other income (expense) – net	$189.6	$27.6	$(15.1)	$162.0	(587%	)	$42.7	(283%	)

"nm" means not meaningful.

Kinross continues to dispose of non-core assets that are identified in the strategic assessment of our portfolio. In 2007, total gains on disposal of assets and investments were $184.6 million. The majority of the gain was $138.3 million, which was the result of the sale of PJV and Musselwhite pursuant to the asset purchase and sale agreement with Goldcorp. The remainder was the result of the sales of the Bell Creek Mine ($7.6 million) by the PJV, the investment in Anatolia Minerals Development Ltd. ($30.7 million), Haile Mine Assets ($1.4 million) and the Lupin mine ($6.5 million).

In 2006, total gains on disposal of assets and investments were $47.4 million. These gains were the result of the disposition of the New Britannia mine ($8.9 million), the Blanket mine ($2.9 million), the George/Goose Lake property ($1.6 million) and other properties ($1.1 million). Gains of $31.3 million and $1.6 million were recorded on the disposal of investments in Katanga and Bolder, respectively.

The Company disposed of certain non-core assets in 2005, realizing a net gain totaling $6.0 million. Of this amount, $4.7 million related to the sale of a portion of its interest in KF Ltd. The investment in KF Ltd. is discussed further under "Related Party Transactions". Kinross also sold its position in Cumberland Resources Ltd. and various other equity holdings.

Interest and other income increased to $15.2 million in 2007 from $7.1 million in 2006 as a result of higher average cash balances throughout the year. Interest expense has remained relatively constant since 2005, due to lower debt levels and an increase in capitalized interest, offset by higher interest rates in 2007. The Company capitalized interest totaling $31.4 million in 2007 and $3.7 million in 2006 relating to capital expenditures at Kupol, Fort Knox, Kettle River, Round Mountain and Paracatu. In 2006, capitalized interest of $3.7 million related to capital expenditures at Fort Knox, Round Mountain and Paracatu. Interest and other income is expected to be higher in 2008 due to higher cash balances. Interest expense is expected to increase as a result of the new convertible debentures that were issued in January 2008, higher debt balance, and less capitalized interest. A foreign exchange loss of $36.4 million was recorded in 2007, compared with a loss of $9.5 million in 2006 and $14.0 million in 2005. The loss on foreign exchange was largely the result of the impact of strengthening foreign currencies on net monetary liabilities in the Company's non-U.S. operations.

Page 46    Kinross 2007 annual report

Kinross maintains a no-hedging policy on gold and silver sales. However, the Company has, from time to time, generated premiums through the sale of gold call options. Non-hedge derivative gains and losses relate to the mark-to-market movement on these gold call options. In 2007, non-hedge derivative gains were $34.3 million as a result of mark-to-market adjustments on hedges acquired as part of the Bema acquisition. At December 31, 2007, the Company had 36,500 gold call options sold at a strike price of $468 per ounce, gold forward contracts for 876,400 ounces at an average strike price of $630 per ounce and silver forward contracts for 10.8 million ounces at an average strike price of $10.71 per ounce. During the year ended December 31, 2006, the Company closed out call options resulting in a pre-tax loss of $8.2 million such that there were no written call options outstanding as at December 31, 2006. During 2005, the liability on call options sold increased by $3.2 million. During 2007, unrealized gains and losses on contracts when the derivative contracts are marked-to-market are recorded in Other comprehensive income where the Company has achieved hedge accounting, and in current period earnings where hedge accounting has not been achieved. In 2006, unrealized gains and losses were recorded into income in the period.

The following is a breakdown of the impairments recorded against the Company's assets and investments for the three years ended December 31, 2007:

	Years ended December 31,
	2007	2006	2005

Investment Impairment Charges
Crixás' taxes receivable	$–	$–	$3.4
Marketable securities and long-term investments	1.3	10.5	0.7

	$1.3	$10.5	$4.1

During the last quarter of 2007, the Company determined that the decline in the market value of its holdings of Rolling Rock Resources Corporation ("Rolling Rock"), which were acquired as part of the Bema acquisition, were other-than-temporary and the investment was written down by $1.3 million.

During the last quarter of 2006, the Company determined that the decline in the market value of its holdings of St Andrew Goldfields shares and warrants and Caledonia Mining Corporation shares were other-than-temporary. As a result, long-term investments were impaired by $10.5 million.

An impairment charge of $3.4 million was recorded in the fourth quarter of 2005, following the determination that a tax receivable was unrecoverable by the Crixás mine.

Income and Mining Tax Expense

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile and Russia. The Company recorded tax provisions of $73.8 million and $25.9 million on earnings before taxes and other items of $416.5 and $192.2 million in 2007 and 2006, respectively, and a recovery of $12.9 million for income and mining taxes in 2005 on losses before tax and other items of $228.2 million. Kinross' combined federal and provincial statutory tax rate was 34.1% for 2007, 36.1% for 2006 and 38.1% for 2005. There are a number of factors that can significantly impact the Company's effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. A reconciliation of the Company's statutory rate to the actual provision is provided in Note 16 to the consolidated financial statements.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

Page 47    Kinross 2007 annual report

Related Party Transaction

The Company held 35% of the shares of KF Ltd., a company incorporated in the Territory of the British Virgin Islands and was party to a joint venture formed for the purpose of exploiting a mining property in the Democratic Republic of Congo. The remaining shares were held as to 25% by a company controlled by Mr. Arthur Ditto, a former director and officer of the Company, and as to 40% by an unrelated third party.

During 2005, the Company agreed to sell 23.33% of the shares of KF Ltd. to Balloch for consideration of $4.7 million and the Company recorded a gain on the sale of $4.7 million. The Company also granted Balloch an option to purchase Kinross' remaining 11.67% interest in KF Ltd. Mr. Ditto owned a 17.1% interest in the outstanding common shares of Balloch and, following its purchase of the interest in KF Ltd., was appointed the President and Chief Executive Officer of Balloch. Mr. Robert M. Buchan, a former officer and director of the Company, was the non-executive Chairman of Balloch. On November 30, 2005, Balloch changed its name to Katanga. On June 27, 2006, the Company received 5,751,000 shares of Katanga in exchange for its 11.67% interest in KF Ltd. On September 8, 2006, Kinross sold the 5,751,000 shares in Katanga for proceeds of $31.4 million, recording a gain of $31.3 million.

7     Liquidity and Capital Resources

The following table summarizes Kinross' cash flow activity:

	Years ended December 31,			2007 vs. 2006			2006 vs. 2005
(in millions)	2007	2006	2005	Change	% Change		Change	% Change

Cash flow:
Provided from operating activities	$341.2	$292.0	$133.7	$49.2	17%		$158.3	118%
Used in investing activities	(336.0)	(173.0)	(121.1)	(163.0)	(94%	)	(51.9)	43%
Provided from financing acitvities	379.4	(64.2)	35.7	443.6	691%		(99.9)	(280%	)
Effect of exchange rate changes on cash	12.6	1.7	1.4	10.9	641%		0.3	21%

Increase (decrease) in cash and cash equivalents	397.2	56.5	49.7	340.7	603%		6.8	14%
Cash and cash equivalents:
Beginning of year	154.1	97.6	47.9	56.5	58%		49.7	104%

End of year	$551.3	$154.1	$97.6	$397.2	258%		$56.5	58%

Operating Activities

As a result of higher gold and silver prices and an increase in the number of gold equivalent ounces sold in 2007 as compared to 2006, partially offset by a higher cost of sales, cash flow provided from operating activities increased 17% to $341.2 million from $292.0 million in 2006.

Cash flow provided from operating activities in 2006 increased 118% to $292.0 million from $133.7 million in 2005 primarily due to higher gold and silver prices. This increase was partially offset by higher cost of sales, although the actual quantity of gold equivalent ounces was lower in 2006 than in 2005.

Page 48    Kinross 2007 annual report

Investing Activities

In 2007, net cash used in investing activities was $336.0 million, an increase of $163.0 million from the $173.0 million spent in 2006. Additions to property, plant and equipment in 2007 were $601.1 million compared to $202.9 million in 2006. The following schedule provides a breakdown by segment of the capital expenditures:

	Years ended December 31,			2007 vs. 2006			2006 vs. 2005
Capital expenditures	2007	2006	2005	Change	% Change(b)		Change	% Change(b)

Operating segments
Fort Knox	$30.0	$49.9	$44.6	$(19.9)	(40%	)	$5.3	12%
Round Mountain	40.3	28.3	5.9	12.0	42%		22.4	380%
Paracatu	225.2	61.8	21.3	163.4	264%		40.5	190%
La Coipa(a)	5.2	7.8	4.9	(2.6)	(33%	)	2.9	59%
Maricunga	6.4	4.7	26.2	1.7	36%		(21.5)	(82%	)
Kettle River	43.0	16.7	1.7	26.3	157%		15.0	882%
Crixás	11.7	7.8	6.2	3.9	50%		1.6	26%
Porcupine Joint Venture(a)	23.6	19.5	24.7	4.1	21%		(5.2)	(21%	)
Musselwhite(a)	12.1	4.7	5.7	7.4	157%		(1.0)	(18%	)
Julietta	3.0	–	–	3.0	nm		–	nm
Kupol	191.8	–	–	191.8	nm		–	nm
Other operations	2.4	–	0.2	2.4	nm		(0.2)	nm
Corporate and other	6.4	1.7	1.0	4.7	276%		0.7	70%

Total	$601.1	$202.9	$142.4	$398.2	196%		$60.5	42%

(a)
On December 21, 2007, PJV and Musselwhite were disposed of in exchange for the 50% interest in La Coipa that Kinross did not previously own, in the asset purchase and sale with Goldcorp.
(b)
"nm" means not meaningful.

Capital expenditures in 2007 included costs to construct the Kupol mine in the far eastern Russian Federation, which was acquired as part of the Bema acquisition. The expansion of the Paracatu mine continued in 2007 as did the Buckhorn Project at Kettle River. Fort Knox developed Phase 7 of their planned expansion and also began constructing a heap leach pad.

Capital expenditures in 2006 included costs to continue Phase 6 of the expansion at Fort Knox, the pit expansion and costs related to a new dedicated leach pad at Round Mountain, development of the Paracatu mine and infrastructure costs at Kettle River with the acquisition of Buckhorn.

Capital expenditures during 2005 included costs related to accessing Phase 5 and Phase 6 ore zones at Fort Knox, development of the Pamour pit at the PJV, mine and mill expansion costs at Paracatu, and continuing re-commissioning costs at Maricunga.

During 2007, cash proceeds of $61.8 million were received from the disposal of long-term investments and other assets, compared with proceeds of $33.7 million in 2006 and $19.8 million in 2005. Cash of $28.9 million was used to acquire long-term investments and other assets compared to $13.9 million in 2006 and $16.9 million in 2005. At December 31, 2007, Kinross held long-term investments in resource companies with a carrying value of $127.7 million and at December 31, 2006, held long-term investments in resource companies with a book value of $25.8 million and a market value of $45.7 million.

Primarily as a result of the asset purchase and sale with Goldcorp, the Company received proceeds on the disposition of property, plant and equipment of $232.9 million in 2007, compared to $10.7 million and $10.4 million in 2006 and 2005, respectively.

Page 49    Kinross 2007 annual report

Financing Activities

Net cash provided from financing activities during 2007 was $379.4 million compared with cash used of $64.2 million in 2006 and net cash provided of $35.7 million in 2005. Proceeds of $216.2 million were received on the issuance of common shares from the exercise of warrants and options in 2007, of which approximately $90.0 million related to former Bema employees. Proceeds from the issuance of debt were $287.7 million in 2007, primarily related to the Paracatu expansion and Kupol projects, compared to $35.3 million and $50.5 million in 2006 and 2005, respectively. During 2007, $88.4 million of debt was repaid, which included the repayment of the amount drawn on the LIBOR loan under the revolving credit facility loan of $60.0 million. In 2006 and 2005, debt of $104.6 million and $16.2 million, respectively, was repaid.

During 2007, $5.6 million of dividends were paid on the convertible preferred shares of Kinam Gold Inc. ("Kinam"), a subsidiary of the Company. No dividends were declared or paid to the holders of the convertible preferred shares of Kinam in 2006, or 2005.

As of March 26, 2008, there were 614,817,514 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 4,452,554 million share purchase options outstanding under its share option plan, 2,920,096 million restricted share rights outstanding under its restricted share plan and 19,815,900 million common share purchase warrants outstanding which are convertible to 8,812,131 million common shares.

In January 2008, Kinross received net proceeds of $449.9 million from the offering of $460.0 million Convertible Notes due March 15, 2028, after payment of commissions and expenses of the offering. The notes will pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible on or after December 27, 2027, at the holder's option, equivalent to a conversion price of $28.48 per share of common stock subject to adjustment. The Convertible Notes may be convertible into Kinross common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) the market price of Kinross common shares exceeds 130% of the effective conversion price of the Convertible Notes, (ii) the trading price of the Convertible Notes falls below 98% of the amount equal to Kinross' then prevailing common share price, times the applicable conversion rate, (iii) the Convertible Notes are called for redemption, (iv) upon the occurrence of specified corporate transactions or (v) if Kinross common shares cease to be listed on a specified stock exchange or eligible for trading on an over-the-counter market. The Convertible Notes will also be convertible on and after December 15, 2027. Holders of the Convertible Notes will have the right to require Kinross to repurchase the Convertible Notes on March 15, 2013, 2018 and 2023, and, on or prior to March 20, 2013, upon certain fundamental changes. The redemption price will be equal to 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest to the redemption date, if any.

The Convertible Notes are redeemable by the Company, in whole or in part, for cash at any time after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date.

Balance Sheet

Kinross had cash and cash equivalents of $551.3 million at December 31, 2007, an increase of $397.2 million from December 31, 2006. The Company's net debt position, consisting of long-term debt and preferred shares, less cash and cash equivalents, was $22.9 million at December 31, 2007 which is $32.2 million lower than the net cash position of $49.3 million at the end of 2006. The decrease is due to additional debt to finance the Paracatu expansion, additional debt acquired as a result of the acquisition of Bema and additions to property, plant and equipment for capital projects including the Paracatu expansion, Kupol mine development and the Kettle River-Buckhorn project. Cash flow provided from operating activities increased by $49.2 million to $341.2 million. Non-cash working capital comprised of current assets less cash and cash equivalents and restricted cash increased significantly from $137.6 million at December 31, 2006 to $380.0 million at the end of 2007.

Net property, plant and equipment increased $2.1 billion in 2007 from 2006. This was primarily due to the acquisition of Bema and capital projects at Paracatu, Fort Knox, Kettle River-Buckhorn, and Kupol. Depreciation, depletion and amortization expense was $129.3 million in 2007 compared to $108.3 million in 2006.

Page 50    Kinross 2007 annual report

The reclamation and remediation obligation is estimated to be $222.4 million at December 31, 2007, compared to $168.4 million at the end of 2006. Reclamation spending totaled $21.1 million in 2007. The net increase in the liability of $54.0 million is the result of the addition of properties acquired through the Bema acquisition, and the additional liability at La Coipa resulting from the asset purchase and sale with Goldcorp. In addition, there were further increases due to higher cost assumptions used in determining the estimated liabilities along with the ongoing development and expansion at various operations. These increases were offset in part by the reduction in the liability related to the disposition of the Lupin mine, Haile, PJV and Musselwhite. At producing mines, increases to estimated reclamation and remediation costs are recorded as an adjustment to the corresponding asset carrying amount. At closed mines, changes to estimates are charged directly to earnings. Accretion and reclamation expense of $10.9 million in 2007 included $1.7 million related to increased cost estimates at mines no longer in production.

Credit Facilities

At December 31, 2007, the Company had in place a three-year revolving credit facility of $300.0 million and a five-and-one half year $200.0 million term loan. The revolving credit facility supports the Company's liquidity and letters of credit requirements. In July 2007, the term was extended to August 2010. The Company had drawn $146.8 million of this facility in the form of letters of credit and drawn $200.0 million against the Paracatu term loan as at December 31, 2007. The credit facility also includes a $425.0 million Kupol project loan facility acquired as part of the Bema acquisition. As at December 31, 2007, $349.8 million was drawn against this facility. The following table outlines the credit facility utilization as at December 31:

	As at December 31,
(in millions)	2007	2006

Revolving credit facility limit	$300.0	$300.0
Paracatu term loan credit facility limit	200.0	200.0
Kupol project loan credit facility limit	425.0	–

Total credit facility limit	$925.0	$500.0

Letters of credit drawn against revolving credit facility	(146.8)	(187.5)
Draw against Paracatu term loan	(200.0)	(5.0)
Draw against Kupol project loan	(349.8)	–

Credit facility availability as at December 31	$228.4	$307.5

Obligations under the facilities are secured by the assets of the Fort Knox mine as well as by a pledge of shares in various wholly-owned subsidiaries. Pricing is dependent upon the ratio of the Company's net debt to operating cash flow. Assuming the Company maintains a leverage ratio less than 1.25, interest charges would be as follows:

Type of Credit	Interest rates in credit facility

Dollar based LIBOR loan	LIBOR plus 1.00%
Letters of credit	1.00%
Standby fee applicable to unused availability	0.25%

Page 51    Kinross 2007 annual report

Significant financial covenants contained in the credit facility include a minimum tangible net worth of $700.0 million, an interest coverage ratio of 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum Proven and Probable Reserves of 6.0 million gold equivalent ounces. The Company was in compliance with all covenants as at December 31, 2007.

At December 31, 2007, the Company had Kupol project financing that consists of a project loan ("Project Loan"), and a subordinated loan with the International Finance Corporation ("IFC"). In addition, Bayerische Hypo-und Vereinsbank AG ("HVB") has provided the Company with a cost overrun facility of $17.5 million. Subsequent to year end, the Company has received a waiver from the project lenders giving Kinross until June 30, 2008 to complete certain conditions precedent, consisting of the pledging of the long-term land lease and registration of the pledge of immovable assets to the Kupol project lenders. In December 2007, the Company entered into a long term lease with Rosimuschestvo (the agency overseeing government property) and the lease was registered with the appropriate authority; however, the Company still needs to arrange to have this pledged as security to the lenders.

The Project Loan consists of Tranche A which has a six-and-one half year term from drawdown, and Tranche B which has a seven-and-one half year term. The annual interest rate is: (a) LIBOR plus 2% prior to economic completion of the Kupol mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol Mine and guaranteed by a subsidiary until economic completion is achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type, including that EastWest Gold Corporation ("EastWest"), a subsidiary of Kinross, continues to be a guarantor of the Kupol credit facility until the project reaches economic completion. EastWest must maintain a minimum liquidity balance to meet future capital expenditure requirements at Kupol. This declines as capital expenditures are made. Kinross has agreed to assume the hedge contracts for the Kupol project in the event that the Kupol loan is accelerated, and the net mark-to-market position of all the hedge contracts is negative.

The IFC loan of $25.0 million is for the development of the Kupol mine. As at December 31, 2007, $19.8 million was drawn down, and forms part of the Company's and the Government of Chukotka's project equity contributions. This loan is guaranteed by a subsidiary until economic completion of the Kupol mine, and will have an eight-and-one half year term from drawdown. The annual interest rate is LIBOR plus 2%. Prior to the acquisition of Bema by Kinross, Bema had issued share purchase warrants to IFC. There are 8.5 million Kinross share purchase warrants outstanding relating to the issuance which are convertible into 3.8 million Kinross shares, as a result of the acquisition of Bema. Each warrant entitles IFC to receive 0.4447 of a Kinross share plus CDN $0.01, at a price of $6.61, until March 1, 2014. Proceeds from the exercise of the warrants are required to be used to repay the IFC loan.

Under the terms of the HVB Facility, the Company may issue convertible unsecured notes to HVB, with a seven-year term from the date of drawdown. The holder of the notes will have the right to convert the notes into common shares of Kinross at a conversion price equal to $14.57 per share prior to maturity or repayment of the notes. The annual interest is expected to be at the rate of LIBOR plus 2.5% for four years from date of issuance and thereafter at the rate of LIBOR plus 3%.

Total long-term debt of $564.1 million at December 31, 2007 consists of $197.5 million on the Paracatu term loan, $2.7 million outstanding on the Paracatu short-term loan, capital leases of $14.1 million and Kupol project financing and IFC loan of $330.0 million and $19.8 million, respectively. The Paracatu short-term loan bears an interest rate of 5.81% and is repayable in 30 days. Capital lease payments of $6.1 million and repayment of the $2.7 million Paracatu short-term loan is expected in 2008.

Page 52    Kinross 2007 annual report

Liquidity Outlook

The two major uses of cash in 2008 as compared with 2007, in addition to operating activities and general and administrative costs, are expected to be:

	As at December 31,
(in millions)	2008	2007

Property, plant and equipment additions	$685.0	$450.0
Exploration and business development	60.0	44.0

	$745.0	$494.0

Exploration costs are discussed further in the "Exploration and Business Development Expense" section under "Consolidated Financial Results".

Certain letters of credit are expected to be released as various closure properties proceed with final reclamation. However, the exact timing of these releases is uncertain. It is also difficult to predict the specific timing of reductions or further increases in LIBOR-based borrowings. In addition, Kinross anticipates the need for additional bonding requirements.

Kinross had cash and cash equivalents of $551.3 million and $228.4 million available on its credit facilities at December 31, 2007. In addition, with the issuance of $460.0 million of Convertible Notes in January 2008, it is expected that the Company's existing cash balances, cash flow from operations and existing credit facilities will be sufficient to fund the operations, exploration, capital and reclamation programs budgeted for 2008.

2008 Capital Additions

Kinross' capital program is forecast to be approximately $685 million for 2008, which includes $250 million for the Paracatu expansion and deferral of $60 million of capital expense from 2007 into 2008, $100 million for the Kupol project, $90 million at Fort Knox for the heap leach project and Phase 7 pit expansion, $27 million for the Kettle River-Buckhorn project, and $98 million for other growth-related projects. The balance is to be spent for sustaining capital initiatives including a second tailings dam at Paracatu and a new camp and pad expansion at Maricunga.

All amounts represent Kinross' proportionate share of planned expenditures.

2008 Reclamation Expenditures

Reclamation expenditures in 2008 are forecast to be $10 million. Reclamation is planned at many of the operating mines as well as reclamation and monitoring at sites currently in reclamation.

Contractual Obligations and Commitments

Table of Contractual Obligations:

(in millions)	Total	2008	2009	2010	2011	2012 and beyond

Long-term debt obligations	$552.5	$69.9	148.9	120.2	130.1	83.4
Capital lease obligations	15.1	6.8	8.1	0.2	–	–
Operating lease obligations	13.5	5.2	3.1	2.1	1.6	1.5
Purchase obligations	246.1	170.5	45.0	21.5	9.1	–
Reclamation and remediation obligations	222.4	10.0	8.7	17.0	7.3	179.4
Interest	77.4	32.3	45.1	–	–	–

Total	$1,127.0	$294.7	$258.9	$161.0	$148.1	$264.3

Page 53    Kinross 2007 annual report

Financial Instruments

Kinross may manage its exposure to fluctuations in commodity prices and foreign exchange rates by entering into derivative financial instrument contracts in accordance with the formal risk management policies approved by its Board of Directors. Kinross' exposure with respect to foreign exchange is addressed under the section entitled "Risk Analysis – Foreign Currency Exchange Risk" and, with respect to commodities, in the section entitled "Risk Analysis – Commodity Price Risks."

8     Quarterly Information

	2007				2006
(in millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Metal sales	$281.4	$275.8	$290.1	$245.7	$231.4	$223.6	$252.3	$198.3
Net earnings	$173.1	$39.4	$53.0	$68.5	$41.0	$50.3	$65.6	$8.9
Basic earnings per share	$0.29	$0.07	$0.09	$0.16	$0.11	$0.14	$0.19	$0.03
Diluted earnings per share	$0.28	$0.07	$0.09	$0.15	$0.11	$0.14	$0.19	$0.03
Cash flow provided from operating activities	$72.8	$83.7	$94.5	$90.2	$91.2	$85.8	$94.9	$20.1

During the fourth quarter of 2007, revenue increased to $281.4 million on sales of 356,329 gold equivalent ounces, up from $231.4 million on sales of 375,684 gold equivalent ounces in the same period in 2006. The average spot price was $786 compared to $614 in the fourth quarter of 2006. Cost of sales in the quarter rose to $149.3 million from $119.2 million due to rising fuel, power, labour and other production costs. The strengthening Canadian dollar, Chilean peso and Brazilian real against the United States dollar also increased costs at the Company's non-U.S. mines.

Accretion and reclamation expense was consistent at $1.8 million in the fourth quarter of 2007 as compared to the same period in 2006. Other items affecting net earnings in the fourth quarter were gains recorded on the asset swap transaction with Goldcorp of $138.3 million and an impairment charge against the investment in Rolling Rock, which was acquired as part of the Bema acquisition, for $1.3 million.

9     Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and accompanying audited financial statements, Kinross' management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that Kinross' disclosure controls and procedures and internal controls over financial reporting, provide reasonable assurance that they were effective. There have not been any significant changes in internal controls during 2007.

Page 54    Kinross 2007 annual report

10     Critical Accounting Policies and Estimates

Kinross' accounting policies are described in Note 2 to the consolidated financial statements. The preparation of the Company's consolidated financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported:

  •
  Purchase price allocation;

  •
  Goodwill and Goodwill Impairment;

  •
  Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets;

  •
  Long-term investments;

  •
  Depreciation, depletion and amortization;

  •
  Inventories;

  •
  Reclamation and remediation obligations; and

  •
  Income and mining taxes

Management has discussed the development and selection of the above critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such policies in the MD&A.

Purchase Price Allocation

Business acquisitions are accounted for by the purchase method of accounting whereby the purchase price is allocated to the assets acquired and the liabilities assumed based on fair value at the time of the acquisition. The excess purchase price over the fair value of identifiable assets and liabilities acquired is goodwill. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future gold prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

Goodwill and Goodwill Impairment

The amount by which the purchase price of a business acquisition exceeds the fair value of identifiable assets and liabilities acquired, is goodwill. Goodwill is allocated to the reporting units acquired based on management's estimates of the fair value of each reporting unit as compared to the fair value of the assets and liabilities of the reporting unit. Estimates of fair value may be impacted by gold and silver prices, currency exchange rates, discount rates, level of capital expenditures, interest rates, operating costs and other factors that may be different from those used in determining fair value.

For reporting units that have recorded goodwill, the estimated fair value of each unit is compared to its carrying value at least once each year, or when circumstances indicate that the value may have become impaired. If the carrying value exceeds the estimated or implied fair value of goodwill, which is equal to management's estimate of potential value contained within the reporting unit, any excess of the carrying amount of goodwill over the estimated or implied goodwill is deducted from the carrying value of goodwill and charged to current period income.

While the Company believes that the approach used to calculate estimated fair value for each reporting unit is appropriate, the Company also recognizes that the timing and future value of additions to proven and probable mineral reserves, as well as the gold price and other assumptions discussed previously, may change significantly from current expectations. For 2007, a reduction in the forecasted gold price used to test impairment of 10% would not have any impact on the value of the goodwill, keeping other variables constant.

Page 55    Kinross 2007 annual report

Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets

Kinross reviews and evaluates the carrying value of its operating mines and development properties for impairment whenever events or circumstances indicate that the carrying amounts of these assets might not be recoverable. When the carrying amount exceeds the undiscounted cash flow, an impairment loss is measured and recorded. Future cash flows are based on estimated recoverable production as determined from Proven and Probable Reserves and Measured, Indicated and Inferred Resources. Assumptions underlying the cash flow estimates include, but are not limited to, forecasted prices for gold and silver, production levels, and operating, capital and reclamation costs. The fair values of exploration-stage properties are estimated based primarily on recent transactions involving similar properties adjusted for any infrastructure that may already be in place. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Therefore, it is possible that changes in estimates with respect to the Company's mine plans could occur which may affect the expected recoverability of Kinross' investments in the carrying value of the assets. The components of the asset impairment charges are discussed in "Impairment of Goodwill and Property, Plant and Equipment" under the "Consolidated Financial Results" section.

Included in the carrying value of property, plant and equipment and mineral properties is value beyond proven and probable reserves ("VBPP") resulting from Kinross' acquisitions. The concept of VBPP is described in FASB Emerging Issues Task Force ("EITF") Issue No. 04-3, "Mining Assets: Impairment and Business Combinations," and has been interpreted differently by different mining companies. The Company's adjustments to property, plant and equipment include VBPP attributable to mineralized material, which includes Measured and Indicated amounts that the Company believes could be brought into production, and Inferred Resources.

Long-term Investments

Long-term investments in equity securities are designated as available-for-sale. Unrealized holding gains and losses related to available-for-sale investments are excluded from net earnings and are included in Other comprehensive income ("OCI") until such gains and losses are realized or an other-than-temporary impairment is determined to have occurred. The Company periodically reviews the carrying value of its investments. When a decline in the value of an investment is considered to be other-than-temporary, the investment is written down to net realizable value with a charge to other income (expense).

Depreciation, Depletion and Amortization

Plants and other facilities used directly in mining activities are depreciated using the units-of-production ("UOP") method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable mineral reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on Proven and Probable Reserves.

Costs to develop new properties, where it has been determined that a mineral property can be economically developed as a result of establishing proven and probable mineral reserves, are capitalized. All such costs are depleted using the UOP method based on recoverable ounces to be mined from proven and probable mineral reserves.

Major costs incurred after the commencement of production that represent betterment to the property are capitalized and depleted using the UOP method based on recoverable ounces to be mined from estimated proven and probable mineral reserves from the reserves exposed as a result of these activities.

The calculation of the UOP rate, and therefore the annual depreciation, depletion, and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of proven and probable mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of proven and probable mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion, and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

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Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or net realizable value ("NRV"). NRV is the difference between the estimated future gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Ore on leach pads is ore that is placed on pads where it is permeated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involves the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

Reclamation and Remediation Obligations

Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company records the estimated present value of reclamation liabilities in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The liability will be increased each period to reflect the interest element or accretion reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.

Future remediation costs for inactive mines are accrued based on management's best estimate at the end of each period of the undiscounted cash costs expected to be incurred at each site. Changes in estimates are reflected in earnings in the period an estimate is revised.

Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. At December 31, 2007, the undiscounted future cost of reclamation and remediation obligations before inflation was estimated to be $361.4 million. The net present value of estimated future cash outflows for reclamation and remediation obligations was $222.4 million and $168.4 million at December 31, 2007 and 2006, respectively.

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Income and Mining Taxes

The Corporation recognizes the future tax benefit related to deferred income and resource tax assets and sets up a valuation allowance against any portion that it believes will, more likely than not, fail to be realized (see Note 16 to the consolidated financial statements). Assessing the recoverability of future income tax assets requires management to make significant estimates of future taxable income. Estimates of future taxable income are subject to changes as discussed under the section "Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets". To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Corporation to obtain tax deductions in future periods from deferred income and resource tax assets.

11     Recent Pronouncements and Accounting Changes

Please refer to Note 3 to the December 31, 2007 consolidated financial statements.

12     Risk Analysis

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general while others are specific to Kinross. Included in the risk factors below are details on how Kinross seeks to mitigate these risks wherever possible. For additional discussion of risk factors please refer to the Company's Annual Information Form which is available on the Company's web site www.kinross.com and on www.sedar.com or is available upon request from the Company.

Gold Price

The profitability of any gold mining operation in which Kinross has an interest will be significantly affected by changes in the market price of gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond Kinross' control. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold prices, revenues from metal sales were to fall below operating costs, production may be discontinued.

Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incident to exploration, development and production of gold and silver, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding, pit wall failures or other conditions, may be encountered in the drilling and removal of material. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

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Whether a gold deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Kinross mitigates the likelihood and potential severity of these mining risks it encounters in its day-to-day operations through the application of high operating standards. In addition, Kinross reviews its insurance coverage at least annually to ensure that the most complete and cost-effective coverage is obtained.

Environmental Risks

Kinross' mining and processing operations and exploration activities in Canada, the United States, Russia, Brazil and Chile are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on Kinross through increased costs, a reduction in levels of production and/or a delay or prevention of the development of new mining properties. Compliance with these laws and regulations requires significant expenditures and increases Kinross' mine development and operating costs.

Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which Kinross operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, Kinross may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. Kinross mitigates this risk by performing certain reclamation activities concurrent with production.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to Kinross' ownership of a property. To the extent Kinross is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. Kinross mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

Reserve Estimates

The reserve and resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of gold may render the mining of ore reserves uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

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Proven and Probable Reserves at Kinross' mines and development projects were estimated as of December 31, 2007, based upon a gold price of $550 per ounce of gold. Prior to 2002, gold prices were significantly below these levels. Prolonged declines in the market price of gold may render reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross' reserves. Should such reductions occur, material write-downs of Kinross' investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

There are numerous uncertainties inherent in estimating quantities of proven and probable gold reserves. The estimates in this document are based on various assumptions relating to gold prices and exchange rates during the expected life of production and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Operations Outside of North America

Kinross has mining operations and carries out exploration and development activities outside of North America in Russia, Brazil and Chile. There is no assurance that future political and economic conditions in these countries will not result in those countries' governments adopting different policies respecting foreign development and ownership of mineral resources. Any such changes in policy may result in changes in laws affecting ownership of assets, taxation, rates of exchange, gold sales, environmental protection, labour relations, repatriation of income, and return of capital. Changes in any of these areas may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties for which it has obtained exploration, development, and operating rights to date. The possibility that a future government of these countries may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

Kinross is subject to the considerations and risks of operating in the Russian Federation. The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, extensive currency controls and high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory and political developments. Russian laws, licenses and permits have been in a state of change and new laws may be given a retroactive effect. It is also not unusual in the context of dispute resolution in Russia for parties to use the uncertainty in the Russian legal environment as leverage in business negotiations. In addition, Russian tax legislation is subject to varying interpretations and constant change. Furthermore, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of Kinross' Russian operations may not coincide with that of management. As a result, tax authorities may challenge transactions and Kinross' Russian operations may be assessed additional taxes, penalties and interest, which could be significant. The periods remain open to review by the tax authorities for three years. Kinross mitigates this risk through ongoing communications with the Russian regulators.

In addition, the economies of Russia, Brazil and Chile differ significantly from the economies of Canada and the United States. Growth rates, inflation rates and interest rates of developing nations have been and are expected to be more volatile than those of western industrial countries.

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Licenses and Permits

The operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development, or to maintain continued operations that economically justify the cost. Kinross endeavours to be in compliance with these regulations at all times.

Title to Properties

The validity of mining claims which constitute most of Kinross' property holdings in Canada, the United States, Brazil, Chile, and Russia may, in certain cases, be uncertain and are subject to being contested. Kinross' titles may be defective, particularly related to undeveloped properties.

Certain of Kinross' United States mineral rights consist of unpatented lode mining claims. Unpatented mining claims may be located on United States federal public lands open to appropriation, and may be either lode claims or placer claims depending upon the nature of the deposit within the claim. In addition, unpatented mill site claims, which may be used for processing operations or other activities ancillary to mining operations, may be located on federal public lands that are non-mineral in character. Unpatented mining claims and mill sites are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the federal government of the United States. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of United States federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. The General Mining Law of the United States, which governs mining claims and related activities on United States federal public lands, includes provisions for obtaining a patent, which is essentially equivalent to fee title, for an unpatented mining claim upon compliance with certain statutory requirements, including the discovery of a valuable mineral deposit.

Competition

The mineral exploration and mining business is competitive in all of its phases. Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical, and other resources than Kinross, in the search for and the acquisition of attractive mineral properties. The ability of Kinross to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that Kinross will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

Joint Ventures

Certain of the operations in which Kinross has an interest are operated through joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint venture. In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

Interest Rate Fluctuations

Fluctuations in interest rates can affect Kinross' results of operations and cash flow. The Company's credit facilities are subject to variable interest rates.

Disclosures About Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2008, sensitivity to a 10% change in the gold price is $105 million on pre-tax earnings. Kinross' financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life. Quantitative disclosure of market risks is disclosed below.

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Gold and Silver Price Risks

Kinross' net earnings can vary significantly with fluctuations in the market price of gold and silver. At various times, in response to market conditions, Kinross has entered into gold forward sales contracts, spot deferred forward sales contracts, purchased put options and written call options for some portion of expected future production in an attempt to mitigate the risk of adverse price fluctuations. Kinross is not subject to margin requirements on any of its hedging lines. Kinross has made the decision not to continue with a comprehensive gold hedging program. On occasion, however, the Company may enter into forward sales contracts or similar instruments if hedges are acquired on a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As at December 31, 2007, Kinross had gold and silver forward sales contracts, gold spot deferred forward sales contracts and gold written call options outstanding acquired with the acquisition of Bema. Included in the portfolio are gold and silver hedge contracts required as part of the Kupol financing requirements. Kinross does not include these financial instruments in testing for impairment of operating mines, mineral rights, and development properties.

Currency Exchange Risk

Kinross conducts the majority of its operations in the United States, Brazil, Chile and Russia. Currency fluctuations affect the cash flow that Kinross realizes from its operations as gold is sold in U.S. dollars, while expenditures are incurred in U.S. and Canadian dollars, Brazilian reais, Chilean pesos and Russian roubles. Kinross' results are positively affected when the U.S. dollar strengthens against these currencies and adversely affected when the U.S. dollar weakens against these currencies. Where possible, Kinross' cash and cash equivalent balances are primarily held in U.S. dollars.

Chilean Pesos

Kinross has interests in the Maricunga and La Coipa mines, both located in Chile. Kinross estimates a 10% change from a budgeted exchange rate of 530 pesos to one U.S. dollar could result in an approximate $9.1 million change in Kinross' pre-tax operating earnings. In addition, a 10% change in the exchange rate could result in an approximate $1.0 million change in Kinross' capital expenditures.

Brazilian Reais

Kinross is a partner in the Crixás mine and the 100% owner of the Paracatu mine, both located in Brazil. Kinross estimates a 10% change from a budgeted exchange rate of 2.00 Brazilian reais to one U.S. dollar could result in an approximate $13.5 million change in Kinross' pre-tax operating earnings. In addition, a 10% change in the exchange rate could result in an approximate $20.6 million change in Kinross' capital expenditures.

Canadian Dollars

Kinross incurs expenses in Canadian dollars for expenses incurred at the Canadian corporate office and for some exploration, and administrative expenses. The Company estimates a 10% change from a budgeted exchange rate of CDN $1.00 per U.S. dollar could result in an approximate $6.3 million change in Kinross' pre-tax operating earnings.

Russian Roubles

Kinross incurs expenses in Russian roubles for expenses incurred at the Kupol project and Julietta mine. The Company estimates a 10% change from a budgeted exchange rate of RRB 25.0 per U.S. dollar could result in an approximate $10.5 million change in Kinross' pre-tax operating earnings. In addition, a 10% change in the exchange rate could result in an approximate $3.2 million change in Kinross' capital and reclamation expenditures.

Credit Risk

Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating. As at December 31, 2007, the Company's gross credit exposure was $27.5 million and at December 31, 2006, the gross credit exposure was $nil.

Energy Availability Risk

The Company consumes energy in mining activities, primarily in the form of diesel fuel, electricity and natural gas. As many of Kinross' mines are in remote locations and energy is a limited resource generally, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available.

Page 62    Kinross 2007 annual report

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A, including any information as to the future financial or operating performance of Kinross, constitute "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbour" under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words "plans," "expects," or "does not expect," "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," "anticipates," or "does not anticipate," or "believes," or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might," or "will be taken," "occur" or "be achieved" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise; (2) permitting, development and expansion at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at the Kettle River–Buckhorn project proceeding on a basis consistent with Kinross' current expectations; (4) permitting and development of the Phase 7 pit expansion and heap leach projects at Fort Knox proceeding on a basis consistent with Kinross' current expectations; (5) permitting and development of the Kupol gold and silver project proceeding on a basis consistent with Kinross' current expectations; (6) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, will be consistent with Kinross' current expectations; (7) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble and the U.S. dollar will be approximately consistent with current levels; (8) certain price assumptions for gold and silver; (9) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (10) production forecasts meet expectations; (11) the accuracy of our current mineral reserve and mineral resource estimates and (12) labour and materials costs increasing on a basis consistent with Kinross' current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross' actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements, those in the "Risk Analysis" section hereof, and in the "Risk Factors" section of our most recent Annual Information Form and other filings with the securities regulators of Canada and the United States. These factors are not intended to represent a complete list of the factors that could affect Kinross. Accordingly, undue reliance should not be placed on forward-looking statements. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The technical information about the Company's material mineral properties contained in this MD&A has been prepared under the supervision of Mr. Rob Henderson an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

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Management's Discussion and Analysis For the year ended December 31, 2007